SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	December 31, 2008
Voluntary Resubmission

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07
4 - NIRE (State Registration Number)

01.02 - HEAD OFFICE

1 - ADDRESS Av. das Nações Unidas, 8.501 – 19° andar	2 - DISTRICT Pinheiros

3 - ZIP CODE 05425-070	4 - CITY São Paulo	5 - STATE SP

6 - AREA CODE 011	7 - TELEPHONE 3025-9297	8 - TELEPHONE 3025-9158	9 - TELEPHONE 3025-9191	10 - TELEX
11 - AREA CODE 011	12 - FAX 3025-9438	13 - FAX 3025-9217	14 - FAX -

15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Alceu Duilio Calciolari

2 - ADDRESS Av. das Nações Unidas, 8501 - 19º andar	3 - DISTRICT Pinheiros

4 - ZIP CODE 05425-070	5 - CITY São Paulo	6 - STATE SP

7 - AREA CODE 011	8 - TELEPHONE 3025-9297	9 - TELEPHONE 3025-9158	10 - TELEPHONE 3025-9121	11 - TELEX
12 - AREA CODE 011	13 - FAX 3025-9438	14 - FAX 3025-9191	15 - FAX -

16 - E-MAIL dcalciolari@gafisa.com.br

01.04 - DFP REFERENCE AND AUDITOR INFORMATION

YEAR	1 - DATE OF THE FISCAL YEAR BEGINNING	2 - DATE OF THE FISCAL YEAR END

1- Last	01/01/2008	12/31/2008

2 - Next to last	01/01/2007	12/31/2007

3 - Last but two	01/01/2006	12/31/2006

4 - INDEPENDENT ACCOUNTANT		5 - CVM CODE
Pricewaterhouse Coopers Auditores Independentes		00287-9

6 - PARTNER IN CHARGE		7 - PARTNER’S CPF (Individual Tax ID)
Eduardo Rogatto Luque		142.773.658-84

Pág: 1

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 12/31/2008	2 12/31/2007	3 12/31/2006
Paid-in Capital
1 - Common	133,088	132,577	111,511
2 - Preferred	0	0	0
3 - Total	133,088	132,577	111,511
Treasury share
4 - Common	3,125	3,125	8,141
5 - Preferred	0	0	0
6 - Total	3,125	3,125	8,141

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP National Private
4 - ACTIVITY CODE 1110 – Civil Construction, Constr. Mat. and Decoration
5 - MAIN ACTIVITY Real Estate Development
6 - CONSOLIDATION TYPE Full

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - INVESTOR RELATIONS OFFICER

1- DATE 03/10/2009	2 – SIGNATURE

Pág: 2

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2008	4 – 12/31/2007	5 – 12/31/2006
1	Total Assets	4,319,275	2,822,998	1,558,874
1.01	Current Assets	2,384,031	1,697,583	1,314,809
1.01.01	Available funds	172,127	393,637	251,313
1.01.01.01	Cash and banks	15,499	16,806	37,390
1.01.01.02	Financial Investments	156,628	376,831	213,923
1.01.02	Credits	785,025	275,930	373,879
1.01.02.01	Trade accounts receivable	785,025	275,930	373,879
1.01.02.01.01	Receivables from clients of developments	715,176	251,592	344,117
1.01.02.01.02	Receivables from clients of construction and services rendered	53,873	24,338	29,372
1.01.02.01.03	Other Receivables	15,976	0	390
1.01.02.02	Sundry Credits	0	0	0
1.01.03	Inventory	778,203	562,051	384,869
1.01.03.01	Properties for sale	778,203	562,051	384,869
1.01.04	Other	648,676	465,965	304,748
1.01.04.01	Expenses with sales to incorporate	3,079	1,879	3,074
1.01.04.02	Other receivables	620,596	459,841	301,674
1.01.04.03	Prepaid expenses	25,001	4,245	0
1.02	Non Current Assets	1,935,244	1,125,415	244,065
1.02.01	Long Term Assets	534,606	514,458	95,188
1.02.01.01	Sundry Credits	372,809	404,515	5,977
1.02.01.01.01	Receivables from clients of developments	189,890	282,017	5,977
1.02.01.01.02	Properties for sale	182,919	122,498	0
1.02.01.02	Credits with Related Parties	0	0	0
1.02.01.02.01	Associated companies	0	0	0
1.02.01.02.02	Subsidiaries	0	0	0
1.02.01.02.03	Other Related Parties	0	0	0
1.02.01.03	Other	161,797	109,943	89,211
1.02.01.03.01	Deferred income tax and social contribution	100,745	61,956	42,457
1.02.01.03.02	Other receivables	56,052	42,987	41,754
1.02.01.03.03	Dividends Receivable	5,000	5,000	5,000
1.02.02	Permanent Assets	1,400,638	610,957	148,877
1.02.02.01	Investments	1,380,558	599,466	127,360
1.02.02.01.01	Interest in direct and indirect associated companies	0	0	0
1.02.02.01.02	Interest in associated companies - Goodwill	0	0	0
1.02.02.01.03	Interest in Subsidiaries	872,352	392,066	0
1.02.02.01.04	Interest in Subsidiaries - goodwill	195,088	207,400	0
1.02.02.01.05	Other Investments	313,118	0	0

Pág: 3

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2008	4 – 12/31/2007	5 – 12/31/2006
1.02.02.02	Property, plant and equipment	10,620	7,360	21,517
1.02.02.03	Intangible assets	0	4,131	0
1.02.02.04	Deferred charges	9,460	0	0

Pág: 4

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 31/12/2008	4 – 12/31/2007	5 – 12/31/2006
2	Total Liabilities	4,319,275	2,822,998	1,558,874
2.01	Current Liabilities	1,224,403	695,282	455,302
2.01.01	Loans and Financing	317,236	37,758	9,318
2.01.02	Debentures	61,945	6,590	11,039
2.01.03	Suppliers	49,690	57,417	20,247
2.01.04	Taxes, charges and contributions	69,396	49,261	32,346
2.01.05	Dividends Payable	26,106	26,981	10,938
2.01.06	Provisions	0	3,668	0
2.01.06.01	Provision for Contigencies	0	3,668	0
2.01.07	Accounts payable to related parties	0	0	0
2.01.08	Other	700,030	513,607	371,414
2.01.08.01	Obligations for real estate development	0	0	5,427
2.01.08.02	Obligations for purchase of real state	250,942	211,447	215,558
2.01.08.03	Payroll, profit sharing and related charges	15,049	27,335	18,017
2.01.08.04	Advances from customers - development and services	0	0	0
2.01.08.05	Other liabilities	434,039	274,825	132,412
2.02	Non Current Liabilities	1,482,453	628,988	296,139
2.02.01	Long Term Liabilities	1,482,453	628,988	296,139
2.02.01.01	Loans and Financing	324,553	245,565	14,780
2.02.01.02	Debentures	442,000	240,000	240,000
2.02.01.03	Provisions	9,124	0	0
2.02.01.03.01	Provisions for contingencies	9,124	0	0
2.02.01.04	Accounts payable to related parties	0	0	0
2.02.01.05	Advance for future capital increase	0	0	997
2.02.01.06	Others	706,776	143,423	40,362
2.02.01.06.01	Obligations for purchase of real state	109,558	56,729	10,495
2.02.01.06.02	Deferred income tax and social contribution	99,120	42,515	24,704
2.02.01.06.03	Amortization of gain on partial sale of Fit Residential	169,394	0	0
2.02.01.06.04	Negative goodwill on acquisition of subsidiaries	18,522	32,223	0
2.02.01.06.05	Other liabilities	310,182	11,956	5,163
2.03	Future taxable income	0	0	0
2.05	Shareholders' equity	1,612,419	1,498,728	807,433
2.05.01	Paid-in capital stock	1,211,467	1,203,796	544,716
2.05.01.01	Capital Stock	1,229,517	1,221,846	591,742
2.05.01.02	Treasury shares	(18,050)	(18,050)	(47,026)
2.05.02	Capital Reserves	182,125	159,922	163,340

Pág: 5

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2008	4 – 12/31/2007	5 – 12/31/2006
2.05.03	Revaluation reserves	0	0	0
2.05.03.01	Own assets	0	0	0
2.05.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0	0
2.05.04	Revenue reserves	218,827	135,010	99,377
2.05.04.01	Legal	21,081	15,585	9,905
2.05.04.02	Statutory	159,213	80,892	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	Unrealized profits	0	0	0
2.05.04.05	Retained earnings	38,533	38,533	89,472
2.05.04.06	Special reserve for undistributed dividends	0	0	0
2.05.04.07	Other profit reserves	0	0	0
2.05.05	Adjustments to Assets Valuation	0	0	0
2.05.05.01	Securities Adjustments	0	0	0
2.05.05.02	Translation Accumulated Adjustments	0	0	0
2.05.05.03	Business Combination Adjustments	0	0	0
2.05.06	Retained earnings/accumulated losses	0	0	0
2.05.07	Advances for future capital increase	0	0	0

Pág: 6

03.01 - STATEMENT OF INCOME (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007	5 - 01/01/2006 to 12/31/2006
3.01	Gross Sales and/or Services	934,545	748,720	490,123
3.01.01	Real estate development and sales	891,080	721,432	469,936
3.01.02	Construction services rendered	43,465	27,288	20,187
3.02	Gross Sales Deductions	(31,542)	(29,185)	(53,234)
3.02.01	Taxes on services and revenues	(31,542)	(25,745)	(19,830)
3.02.02	Brokerage fee on sales	0	(3,440)	(5,524)
3.02.03	Cancelled units	0	0	(27,880)
3.03	Net Sales and/or Services	903,003	719,535	436,889
3.04	Cost of Sales and/or Services	(619,005)	(519,856)	(313,745)
3.04.01	Cost of Real estate development	(619,005)	(519,856)	(313,745)
3.05	Gross Profit	283,998	199,679	123,144
3.06	Operating Expenses/Income	(114,038)	(128,152)	(57,936)
3.06.01	Selling Expenses	(74,150)	(44,418)	(38,624)
3.06.02	General and Administrative	(92,078)	(86,121)	(49,383)
3.06.02.01	Profit sharing	0	(17,247)	0
3.06.02.02	Other Administrative Expenses	(92,078)	(68,874)	(49,383)
3.06.03	Financial	22,340	0	0
3.06.03.01	Financial Income	68,260	0	0
3.06.03.02	Financial Expenses	(45,920)	0	0
3.06.04	Other operating income	41,008	1,301	(570)
3.06.05	Other operating expenses	(34,254)	(31,669)	(7,344)
3.06.05.01	Depreciation and Amortization	(34,254)	(31,669)	(7,344)
3.06.06	Equity in earnings of subsidiaries	23,096	32,755	37,985
3.07	Total operating income	169,960	71,527	65,208

Pág: 7

03.01 - STATEMENT OF INCOME (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 - 01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007	5 - 01/01/2006 to 12/31/2006
3.08	Total non-operating (income) expenses, net	(14,500)	34,894	(6,244)
3.08.01	Income	0	48,685	53,523
3.08.02	Expenses	(14,500)	(12,791)	(59,767)
3.09	Income before taxes/profit sharing	155,460	107,421	58,964
3.10	Provision for income and social contribution taxes	(4,960)	(4,109)	0
3.11	Deferred Income Tax	(40,579)	(11,672)	(1,153)
3.12	Statutory Profit Sharing/Contributions	0	0	(13,801)
3.12.01	Proft Sharing	0	0	(13,801)
3.12.02	Contributions	0	0	0
3.13	Reversal of interest attributed to shareholders’ Equity	0	0	0
3.15	Income/Loss for the Period	109,921	91,640	44,010
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	129,963	129,452	103,370
	EARNINGS PER SHARE (Reais)	0.84579	0.70791	0.42575
	LOSS PER SHARE (Reais)

Pág: 8

04.01 - STATEMENT OF CASH FLOW (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 - 01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007	5 - 01/01/2006 to 12/31/2006
4.01	Net cash from operating activities	(93,972)	(303,456)	(315,935)
4.01.01	Cash generated in the operations	260,637	135,240	32,635
4.01.01.01	Net Income for the year	109,921	91,640	44,010
4.01.01.02	Equity in the Earnings of Subsidiaries and Associated Companies	(23,096)	(32,755)	(37,984)
4.01.01.03	Stock options expenses	22,203	16,498	0
4.01.01.04	Gain on sale of investments	(41,008)	0	0
4.01.01.05	Unrealized interest and charges, net	117,784	35,565	33,499
4.01.01.06	Deferred income tax and social contribution	40,579	0	1,152
4.01.01.07	Depreciation and amortization	34,254	24,292	7,344
4.01.01.08	Amortization of negative goodwill	0	0	(15,386)
4.01.02	Variation on Assets and Liabilities	(354,609)	(438,696)	(348,570)
4.01.02.01	Trade accounts receivable	(416,969)	(224,440)	(151,804)
4.01.02.02	Properties for sale	(276,574)	(343,306)	(205,506)
4.01.02.03	Other Receivables	(173,819)	(162,083)	(196,222)
4.01.02.04	Expenses with sales to incorporate	(1,200)	11,195	(1,097)
4.01.02.05	Prepaid expenses	(20,756)	1,150	(2,665)
4.01.02.06	Obligations for real estate development	0	(5,427)	(43,873)
4.01.02.07	Obligations for purchase of real state	153,183	65,574	77,007
4.01.02.08	Taxes, charges and contributions	20,134	15,420	(4,767)
4.01.02.09	Contingencies	7,974	0	(317)
4.01.02.10	Suppliers	(7,727)	40,363	23
4.01.02.11	Advances from customers	(65,910)	49,236	94,206
4.01.02.12	Payroll, profit sharing and related charges	(12,285)	9,312	7,585

Pág: 9

04.01 - STATEMENT OF CASH FLOW (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 - 01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007	5 - 01/01/2006 to 12/31/2006
4.01.02.13	Other accounts payable	426,229	93,739	99,543
4.01.02.14	Assignment of credits receivable, net	26,742	(1,475)	0
4.01.02.15	Deferred tax	(13,631)	12,046	0
4.01.02.16	Minority Interests	0	0	0
4.01.02.17	Others	0	0	(20,683)
4.01.03	Others	0	0	0
4.02	Net cash of investments activities	(615,043)	(259,888)	(43,344)
4.02.01	Purchase of property and equipment and intangible assets	(29,197)	(41,879)	(17,929)
4.02.02	Capital contribution in subsidiary companies	(588,786)	(128,927)	(25,415)
4.02.03	Restricted cash in guarantee to loans	2,940	(10,922)	0
4.02.04	Acquisition of investments	0	(78,160)	0
4.03	Net cash from financing activities	490,445	695,817	496,945
4.03.01	Capital increase	7,671	496,075	508,781
4.03.02	Loans and financing obtained	637,144	260,648	264,330
4.03.03	Repayment of loans and financing	(128,305)	(43,216)	(274,253)
4.03.04	Assignment of credits receivable, net	916	2,225	(1,913)
4.03.05	Additional dividends paid for 2007	(26,981)	0	0
4.03.06	Public offer expenses	0	(19,915)	0
4.04	Foreign Exchange Variation over Cash and Cash Equivalents	0	0	0
4.05	Net increase (decrease) of Cash and Cash Equivalents	(218,570)	132,473	137,666
4.05.01	Cash at the beginning of the period	383,786	251,313	113,647
4.05.02	Cash at the end of the period	165,216	383,786	251,313

Pág: 10

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2008 TO 12/31/2008 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,221,846	159,923	0	141,641	(24,681)	0	1,498,729
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,221,846	159,923	0	141,641	(24,681)	0	1,498,729
5.04	Net Income/Loss for the period	0	0	0	0	109,921	0	132,124
5.05	Allocation	0	22,203	0	59,136	(85,240)	0	(26,104)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	22,203	0	59,136	(85,240)	0	(26,104)
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Translation accumulated adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in stock capital	7,671	0	0	0	0	0	7,671
5.09	Realization of reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	1,229,517	182,126	0	200,777	0	0	1,612,420

Pág: 11

05.02 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	591,742	163,340	0	55,069	(2,718)	0	807,433
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	591,742	163,340	0	55,069	(2,718)	0	807,433
5.04	Net Income/Loss for the period	0	(3,417)	0	0	91,640	0	88,223
5.05	Allocation	0	0	0	86,572	(113,603)	0	(27,031)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	86,572	(113,603)	0	(27,031)
5.05.03.01	Legal reserve	0	0	0	5,680	(5,680)	0	0
5.05.03.02	Statutory reserve	0	0	0	80,892	(80,892)	0	0
5.05.03.03	Additional 2006 dividends	0	0	0	0	(50)	0	(50)
5.05.03.04	Minimum mandatory dividends	0	0	0	0	(26,981)	0	(26,981)
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Translation accumulated adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in stock capital	630,104	0	0	0	0	0	630,104
5.09	Realization of reserves	0	0	0	0	0	0	0

Pág: 12

05.02 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	1,221,846	159,923	0	141,641	(24,681)	0	1,498,729

Pág: 13

05.03 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2006 TO 12/31/2006 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 -RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	227,363	22,874	0	49,922	(29,972)	0	270,187
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	227,363	22,874	0	49,922	(29,972)	0	270,187
5.04	Net Income/Loss for the period	0	(3,936)	0	0	43,338	0	39,402
5.05	Allocation	0	0	0	5,147	(16,085)	0	(10,938)
5.05.01	Dividends	0	0	0	0	(10,938)	0	(10,938)
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	5,147	(5,147)	0	0
5.05.03.01	Legal reserve	0	0	0	2,303	(2,303)	0	0
5.05.03.02	Retained earnings	0	0	0	0	0	0	0
5.05.03.03	Investments reserve	0	0	0	2,844	(2,844)	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Translation accumulated adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in stock capital	364,379	144,402	0	0	0	0	508,781
5.09	Realization of reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	1		1
5.09	Closing balance	591,742	163,340	0	55,069	(2,718)	0	807,433

Pág: 14

04.01 - STATEMENT OF VALUE ADDED (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 - 01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007	5 - 01/01/2006 to 12/31/2006
6.01	Revenue	934,545	748,720	0
6.01.01	Sale of Goods, Products and Services	934,545	748,720	0
6.01.02	Others sales	0	0	0
6.01.03	Sales refers own assets	0	0	0
6.01.04	Allowance for doubtful accounts	0	0	0
6.02	Inputs Acquired from Third Parties	(626,171)	(558,672)	0
6.02.01	Cost of Sales and/or Services	(594,149)	(506,946)	0
6.02.02	Materials, energy, service suppliers and other	(32,022)	(51,726)	0
6.02.03	Loss/Recovery of Assets	0	0	0
6.02.04	Others	0	0	0
6.03	Gross value added	308,374	190,048	0
6.04	Deductions	(34,254)	(31,669)	0
6.04.01	Depreciation and amortization	(34,254)	(31,669)	0
6.04.02	Others	0	0	0
6.05	Net Value Added Produced	274,120	158,379	0
6.06	Value Added Received in Transfers	132,364	81,439	0
6.06.01	Equity in the Earnings of Subsidiaries and Associated Companies	23,099	32,755	0
6.06.02	Financial revenue	68,260	48,684	0
6.06.03	Others	41,005	0	0
6.07	Total value added to distribute	406,484	239,818	0
6.08	Allocation of Value Added	406,484	239,818	0
6.08.01	Personnel	125,966	76,498	0
6.08.01.01	Direct Compensation	125,966	76,498	0
6.08.01.02	Benefits	0	0	0
6.08.01.03	Government Severance Indemnity Fund for Empployees (F.G.T.S.)	0	0	0

Pág: 15

04.01 - STATEMENT OF VALUE ADDED (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 - 01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007	5 - 01/01/2006 to 12/31/2006
6.08.01.04	Others	0	0	0
6.08.02	Taxes, Fees and contributions	99,821	45,981	0
6.08.02.01	Federal	99,821	45,981	0
6.08.02.02	States	0	0	0
6.08.02.03	Municipals	0	0	0
6.08.03	Third Parties Capital Remuneration	70,776	25,699	0
6.08.03.01	Interests rates	70,776	25,699	0
6.08.03.02	Rentals	0	0	0
6.08.03.03	Others	0	0	0
6.08.04	Remuneration of Own Capital	109,921	91,640	0
6.08.04.01	Interest on Equity	0	0	0
6.08.04.02	Dividends	26,106	26,981	0
6.08.04.03	Retained Earnings/Accumulated Losses for the Year	83,815	64,659	0
6.08.05	Others	0	0	0

Pág: 16

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2008	4 – 12/31/2007	5 – 12/31/2006
1	Total Assets	5,538,858	3,004,785	1,558,590
1.01	Current Assets	3,776,701	1,976,035	1,403,195
1.01.01	Available funds	605,502	517,420	266,159
1.01.01.01	Cash and banks	73,538	80,660	45,231
1.01.01.02	Financial Investments	531,964	436,760	220,928
1.01.02	Credits	1,254,594	473,734	533,593
1.01.02.01	Trade accounts receivable	1,254,594	473,734	533,593
1.01.02.01.01	Receivables from clients of developments	1,199,620	448,082	503,389
1.01.02.01.02	Receivables from clients of construction and services rendered	54,096	25,652	29,814
1.01.02.01.03	Other Receivables	878	0	390
1.01.02.02	Sundry Credits	0	0	0
1.01.03	Inventory	1,695,130	872,876	486,397
1.01.04	Others	221,475	112,005	117,046
1.01.04.01	Expenses with sales to incorporate	13,304	3,861	0
1.01.04.02	Other receivables	182,775	101,920	117,046
1.01.04.03	Prepaid expenses	25,396	6,224	0
1.02	Non Current Assets	1,762,157	1,028,750	155,395
1.02.01	Long Term Assets	1,478,446	768,850	130,740
1.02.01.01	Sundry Credits	1,197,796	647,313	41,492
1.02.01.01.01	Receivables from clients of developments	863,950	497,910	41,492
1.02.01.01.02	Properties for sale	333,846	149,403	0
1.02.01.02	Credits with Related Parties	0	0	0
1.02.01.02.01	Associated companies	0	0	0
1.02.01.02.02	Subsidiaries	0	0	0
1.02.01.02.03	Other Related Parties	0	0	0
1.02.01.03	Other	280,650	121,537	89,248
1.02.01.03.01	Deferred income tax and social contribution	190,252	78,740	47,464
1.02.01.03.02	Other receivables	0	42,797	41,784
1.02.01.03.03	Dividends Receivable	90,398	0	0
1.02.02	Permanent Assets	283,711	259,900	24,655
1.02.02.01	Investments	215,296	219,592	2,544
1.02.02.01.01	Interest in direct and indirect associated companies	0	0	0
1.02.02.01.02	Interest in Subsidiaries	0	12,192	0
1.02.02.01.03	Other Investments	0	0	0
1.02.02.01.06	Investments - Goodwill	215,296	207,400	0

Pág: 17

06.01 –CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2008	4 – 12/31/2007	5 – 12/31/2006
1.02.02.02	Property, plant and equipment	50,348	32,411	22,111
1.02.02.03	Intangible assets	18,067	7,897	0
1.02.02.04	Deferred charges	0	0	0

Pág: 18

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2008	4 – 12/31/2007	5 – 12/31/2006
2	Total Liabilities	5,538,858	3,004,785	1,558,590
2.01	Current Liabilities	1,328,395	660,629	412,916
2.01.01	Loans and Financing	447,503	68,357	17,305
2.01.02	Debentures	61,945	6,590	11,039
2.01.03	Suppliers	112,900	86,709	28,381
2.01.04	Taxes, charges and contributions	113,167	71,250	41,575
2.01.05	Dividends Payable	26,106	26,981	11,026
2.01.06	Provisions	17,567	3,668	0
2.01.06.01	Provision for Contigencies	17,567	3,668	0
2.01.07	Accounts payable to related parties	0	0	0
2.01.08	Other	549,207	397,074	303,590
2.01.08.01	Obligations for real estate development	0	0	6,733
2.01.08.02	Obligations for purchase of real estate	421,584	290,193	115,590
2.01.08.03	Payroll, profit sharing and related charges	29,692	38,513	18,089
2.01.08.04	Advances from customers	0	0	151,266
2.01.08.05	Other liabilities	97,931	68,368	11,912
2.02	Non Current Liabilities	1,938,725	800,224	335,945
2.02.01	Long Term Liabilities	1,938,725	800,224	335,945
2.02.01.01	Loans and Financing	600,673	380,433	27,101
2.02.01.02	Debentures	442,000	240,000	240,000
2.02.01.03	Provisions	0	0	0
2.02.01.04	Accounts payable to related parties	0	0	0
2.02.01.05	Advance for future capital increase	0	0	1,430
2.02.01.06	Other	896,052	179,791	67,414
2.02.01.06.01	Obligations for purchase of real estate	231,199	103,184	16,325
2.02.01.06.02	Deferred income tax and social contribution	239,131	46,070	32,259
2.02.01.06.03	Other liabilities	389,759	12,943	18,830
2.02.01.06.04	Provision for Contigencies	35,963	17,594	0
2.03	Future taxable income	187,916	32,223	2,296
2.03.01	Negative goodwill on acquisition of subsidiaries	18,522	32,223	0
2.03.02	Amortization of gain on partial sale of Fit Residential	169,394	0	0
2.04	Minority Interests	471,403	12,981	0
2.05	Shareholders' equity	1,612,419	1,498,728	807,433
2.05.01	Paid-in capital stock	1,211,467	1,203,796	544,716
2.05.01.01	Capital Stock	1,229,517	1,221,846	591,742
2.05.01.02	Treasury shares	(18,050)	(18,050)	(47,026)
2.05.02	Capital Reserves	182,125	159,922	163,340

Pág: 19

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2008	4 – 12/31/2007	5 – 12/31/2006
2.05.03	Revaluation reserves	0	0	0
2.05.03.01	Own assets	0	0	0
2.05.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0	0
2.05.04	Revenuet reserves	218,827	135,010	99,377
2.05.04.01	Legal	21,081	15,585	9,905
2.05.04.02	Statutory	159,213	80,892	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	Unrealized profits	0	0	0
2.05.04.05	Retained earnings	38,533	38,533	89,472
2.05.04.06	Special reserve for undistributed dividends	0	0	0
2.05.04.07	Other revenuet reserves	0	0	0
2.05.05	Adjustments to Assets Valuation	0	0	0
2.05.05.01	Securities adjustments	0	0	0
2.05.05.02	Translation accumulated adjustments	0	0	0
2.05.05.03	Business Combination Adjustments	0	0	0
2.05.06	Retained earnings/accumulated losses	0	0	0
2.05.07	Advances for future capital increase	0	0	0

Pág: 20

07.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 - 01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007	5 - 01/01/2006 to 12/31/2006
3.01	Gross Sales and/or Services	1,805,468	1,251,893	728,511
3.01.01	Real estate development and sales	1,768,200	1,216,773	707,031
3.01.02	Construction services rendered	37,268	35,120	21,480
3.02	Gross Sales Deductions	(65,064)	(47,606)	(80,353)
3.02.01	Taxes on services and revenues	(59,522)	(42,331)	(27,176)
3.02.02	Brokerage fee on Sales	(5,542)	(5,275)	(6,457)
3.02.03	Cancelled units	0	0	(46,720)
3.03	Net Sales and/or Services	1,740,404	1,204,287	648,158
3.04	Cost of Sales and/or Services	(1,214,401)	(867,996)	(464,766)
3.04.01	Cost of Real estate development	(1,214,401)	(867,996)	(464,766)
3.05	Gross Profit	526,003	336,291	183,392
3.06	Operating Expenses/Income	(357,797)	(236,861)	(117,057)
3.06.01	Selling Expenses	(154,402)	(69,800)	(51,671)
3.06.02	General and Administrative	(180,837)	(131,026)	(50,510)
3.06.02.01	Profit sharing	3,509	(25,424)	0
3.06.02.02	Other Administrative Expenses	(184,346)	(105,602)	(50,510)
3.06.03	Financial	0	0	(11,943)
3.06.03.01	Financial Income	0	0	52,989
3.06.03.02	Financial Expenses	0	0	(64,932)
3.06.04	Other operating income	(10,931)	792	97
3.06.05	Other operating expenses	(52,635)	(38,696)	(7,369)
3.06.05.01	Depreciation and Amortization	(52,635)	(38,696)	(7,369)
3.06.06	Equity in earnings of subsidiaries	41,008	1,869	4,339
3.07	Total operating income	168,206	99,430	66,335

Pág: 21

07.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian reais)

3.08	Total non-operating income (expenses), net	41,846	28,629	0
3.08.01	Income	102,854	63,920	0
3.08.02	Expenses	(61,008)	(35,291)	0
3.09	Income before taxes/profit sharing	210,052	128,059	66,335
3.10	Provision for income and social contribution taxes	(24,437)	(12,217)	(4,632)
3.11	Deferred Income Tax	(18,961)	(18,156)	(3,893)
3.12	Statutory Profit Sharing/Contributions	(56,733)	(6,046)	(13,800)
3.12.01	Proft Sharing	(56,733)	(6,046)	(13,800)
3.12.02	Contributions	0	0	0
3.13	Reversal of interest attributed to shareholders’ Equity	0	0	0
3.14	Minority Interest	0	0	0
3.15	Income/Loss for the Period	109,921	91,640	44,010
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	129,963	129,452	103,370
	EARNINGS PER SHARE (Reais)	0.84579	0.70791	0.42575
	LOSS PER SHARE (Reais)

Pág: 22

08.01 – CONSOLIDATED STATEMENT OF CASH FLOW (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 - 01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007	5 - 01/01/2006 to 12/31/2006
4.01	Net cash from operating activities	(309,584)	(462,917)	(292,277)
4.01.01	Cash generated in the operations	282,018	161,511	79,271
4.01.01.01	Net Income for the year	109,921	91,640	44,010
4.01.01.02	Stock options expenses	26,138	17,820	0
4.01.01.03	Gain on sale of investments	(41,008)	0	0
4.01.01.04	Unrealized interest and charges, net	115,371	22,934	39,437
4.01.01.05	Deferred income tax and social contribution	18,961	0	3,843
4.01.01.06	Depreciation and amortization	52,635	29,117	7,368
4.01.01.07	Amortization of negative goodwill	0	0	(15,387)
4.01.02	Variation on Assets and Liabilities	(591,602)	(624,428)	(371,548)
4.01.02.01	Trade accounts receivable	(655,294)	(436,691)	(205,525)
4.01.02.02	Properties for sale	(908,355)	(579,496)	(182,067)
4.01.02.03	Other Receivables	(109,089)	(6,011)	(45,229)
4.01.02.04	Expenses with sales to incorporate	(9,443)	13,171	(569)
4.01.02.05	Prepaid expenses	(19,172)	(723)	(2,665)
4.01.02.06	Obligations for real estate development	0	(6,733)	(57,963)
4.01.02.07	Obligations for purchase of real state	281,056	97,757	60,335
4.01.02.08	Taxes, charges and contributions	41,917	28,718	(5,674)
4.01.02.09	Contingencies	9,998	0	(317)
4.01.02.10	Suppliers	13,762	60,982	502
4.01.02.11	Advances from customers	(26,127)	61,527	103,474
4.01.02.12	Payroll, profit sharing and related charges	(8,822)	20,428	7,658
4.01.02.13	Other liabilities	265,267	107,396	(17,195)

Pág: 23

08.01 – CONSOLIDATED STATEMENT OF CASH FLOW (in thousands of Brazilian reais)

4.01.02.14	Deferred tax	12,192	5,299	0
4.01.02.15	Assignment of credits receivable, net	62,086	(1,038)	(1,140)
4.01.02.16	Minority Interests	458,422	12,981	0
4.01.02.17	Others	0	(1,995)	(25,173)
4.01.03	Others	0	0	0
4.02	Net cash of investments activities	(120,288)	(149,290)	(22,543)
4.02.01	Purchase of property and equipment and intangible assets	(57,507)	(61,279)	(18,546)
4.02.02	Capital contribution in subsidiary companies	4,296	0	0
4.02.03	Restricted cash in guarantee to loans	(67,077)	(9,851)	0
4.02.04	Acquisition of investments	0	(78,160)	(3,997)
4.03	Net cash from financing activities	450,877	853,617	447,088
4.03.01	Capital increase	7,671	496,075	508,781
4.03.02	Increase in loans and financing	775,906	426,969	303,188
4.03.03	Repayment of loans and financing	(145,697)	(51,737)	(364,115)
4.03.04	Assignment of credits receivable, net	916	2,225	(766)
4.03.05	Additional dividends paid for 2007	(26,981)	0	0
4.03.06	Public offer expenses	0	(19,915)	0
4.03.07	Cash investments at Tenda	(160,938)	0	0
4.04	Foreign Exchange Variation over Cash and Cash Equivalents	0	0	0
4.05	Net increase (decrease) of Cash and Cash Equivalents	21,005	241,410	132,268
4.05.01	Cash at the beginning of the period	507,569	266,159	133,891
4.05.02	Cash at the end of the period	528,574	507,569	266,159

Pág: 24

09.01 - CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2008 TO 12/31/2008 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVENUE RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,221,846	159,923	0	141,641	(24,681)	0	1,498,729
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,221,846	159,923	0	141,641	(24,681)	0	1,498,729
5.04	Net income/loss for the period	0	0	0	0	109,921	0	132,124
5.05	Allocations	0	22,203	0	59,136	(85,240)	0	(26,104)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	22,203	0	59,136	(85,240)	0	(26,104)
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Adjustments to Assets Valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Translation accumulated adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in stock capital	7,671	0	0	0	0	0	7,671
5.09	Realization of reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	1,229,517	182,126	0	200,777	0	0	1,612,420

Pág: 25

09.02 - CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening balance	591,742	163,340	0	55,069	(2,718)	0	807,433
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	591,742	163,340	0	55,069	(2,718)	0	807,433
5.04	Net/Loss for the period	0	(3,417)	0	0	91,640	0	88,223
5.05	Allocation	0	0	0	86,572	(113,603)	0	(27,031)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Adjusted balance	0	0	0	86,572	(113,603)	0	(27,031)
5.05.03.01	Legal Reserve	0	0	0	5,680	(5,680)	0	0
5.05.03.02	Statutory reserve	0	0	0	80,892	(80,892)	0	0
5.05.03.03	Additional 2006 dividends	0	0	0	0	(50)	0	(50)
5.05.03.04	Minimum mandatory dividends	0	0	0	0	(26,981)	0	(26,981)
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Adjustments to Assets Valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Translation accumulated adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in stock capital	630,104	0	0	0	0	0	630,104
5.09	Realization of reserves	0	0	0	0	0	0	0

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09.02 - CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007 (in thousands of Brazilian reais)

5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	1,221,846	159,923	0	141,641	(24,681)	0	1,498,729

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09.03 - CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2006 TO 12/31/2006 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 -RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	227,363	22,874	0	49,922	(29,972)	0	270,187
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Opening balance after adjustments	227,363	22,874	0	49,922	(29,972)	0	270,187
5.04	Net Icome/Loss for the period	0	(3,936)	0	0	43,338	0	39,402
5.05	Apropriation of net income	0	0	0	5,147	(16,085)	0	(10,938)
5.05.01	Dividends	0	0	0	0	(10,938)	0	(10,938)
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Others apropriation of net income	0	0	0	5,147	(5,147)	0	0
5.05.03.01	Legal reserve	0	0	0	2,303	(2,303)	0	0
5.05.03.02	Retained earnings	0	0	0	0	0	0	0
5.05.03.03	Investments reserve	0	0	0	2,844	(2,844)	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Adjustments to Assets Valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Translation accumulated adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in stock capital	364,379	144,402	0	0	0	0	508,781
5.09	Realization of reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	1		1
5.09	Closing balance	591,742	163,340	0	55,069	(2,718)	0	807,433

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11.01 – CONSOLIDATED STATEMENT OF VALUE ADDED (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007	5 - 01/01/2006 to 12/31/2006
6.01	Revenue	1,805,468	1,251,893	0
6.01.01	Sale of Goods, Products and Services	1,814,109	1,251,893	0
6.01.02	Others sales	1,718	0	0
6.01.03	Sales refers own assets	0	0	0
6.01.04	Allowance for doubtful accounts	(10,359)	0	0
6.02	Inputs Acquired from Third Parties	(1,394,050)	(961,867)	0
6.02.01	Cost of Sales and/or Services	(1,160,906)	(850,202)	0
6.02.02	Materials, energy, service suppliers and other	(233,144)	(111,665)	0
6.02.03	Loss/Recovery of Assets	0	0	0
6.02.04	Others	0	0	0
6.03	Gross value added	411,418	290,026	0
6.04	Deductions	(52,635)	(38,696)	0
6.04.01	Depreciation and amortization	(52,635)	(38,696)	0
6.04.02	Others	0	0	0
6.05	Net Value Added Produced	358,783	251,330	0
6.06	Value Added Received in Transfers	143,859	63,913	0
6.06.01	Equity in the Earnings of Subsidiaries and Associated Companies	0	0	0
6.06.02	Financial income	102,854	63,913	0
6.06.03	Others	41,005	0	0
6.07	Total value added to distribute	502,642	315,243	0
6.08	Allocation of Value Added	502,642	315,243	0
6.08.01	Personnel	146,772	93,274	0
6.08.01.01	Direct Compensation	146,772	93,274	0
6.08.01.02	Benefits	0	0	0

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11.01 – CONSOLIDATED STATEMENT OF VALUE ADDED (in thousands of Brazilian reais)

6.08.01.03	F.G.T.S.	0	0	0
6.08.01.04	Others	0	0	0
6.08.02	Taxes, charges and contributions	131,447	77,244	0
6.08.02.01	Federals	131,447	77,244	0
6.08.02.02	States	0	0	0
6.08.02.03	Municipals	0	0	0
6.08.03	Third Parties Capital Remuneration	114,502	53,085	0
6.08.03.01	Interests rates	114,502	53,085	0
6.08.03.02	Rentals	0	0	0
6.08.03.03	Others	0	0	0
6.08.04	Remuneration of Own Capital	109,921	91,640	0
6.08.04.01	Interest on Equity	0	0	0
6.08.04.02	Dividends	26,106	26,981	0
6.08.04.03	Income/Loss for the Period	83,815	64,659	0
6.08.04.04	Retained Earnings/Accumulated Losses for the Year	0	0
6.08.05	Others	0	0	0

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(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2008
Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

12.01 – INDEPENDENT AUDITOR´S REPORT - UNQUALIFIED OPINION

Report of Independent Registered P
ublic Accounting Firm

To the Board of Directors and Shareholders
Gafisa S.A.

1 We have audited the accompanying consolidated balance sheets of Gafisa S.A. and its subsidiaries as of December 31, 2008 and 2007, and the related statements of income, of changes in shareholders’ equity and of cash flows of Gafisa S.A., and the consolidated statements of income, of cash flows and of added value for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express and opinion on these financial statements. The audit of the financial statements of the subsidiary Construtora Tenda S.A. for the year ended December 31, 2008 was conducted on the responsibility of other auditors. In the financial statements of Gafisa S.A., the investment in Construtora Tenda S.A. is stated under equity method and represents R$ 467,934 thousand as of December 31, 2008, and equity in earnings of R$ 15,589 thousand during the period from October 22 to December 31, 2008. The consolidated financial statements of Construtora Tenda S.A., with total assets amounting to R$ 1,544,030 thousand as of December 31, 2008, are included in the consolidated statements of Gafisa S.A. and its subsidiaries. Our opinion, in which it refers to the amounts arising from Construtora Tenda S.A., is solely based on the report of these other auditors.

2 We conducted our audits in accordance with auditing standards generally accepted in Brazil. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, based on our audits and on the opinion of other auditors’ responsibility, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gafisa S.A. and its subsidiaries as of December 31, 2008 and 2007, and the results of the operations, the changes in shareholders’ equity and the cash flows of Gafisa S.A, as well as the consolidated results of operations, the consolidated statements of cash flows and added value of the operations for the each of the years then ended in conformity with accounting practices adopted in Brazil.

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4 As mentioned in Note 2, in view of the changes in the accounting practices adopted in Brazil in 2008, the financial statements for the previous year, presented for comparison purposes, were adjusted and are being represented as provided for Accounting Standards and Procedures (NPC) 12 - "Accounting Practices, Changes in Accounting Estimates and Correction of Errors".

São Paulo, March 10, 2009

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Eduardo Rogatto Luque
Contador CRC 1SP166259/O-4

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13.01 – MANAGEMENT REPORT 2008

2008 was a year of achievements and expansion for Gafisa. We continued to pursue our strategy for long-term growth and to position as leaders in the residential real estate development market of Brazil. Gafisa’s long geographical reach, presence in all income segments and large stock of land assure the ideal platform to maintain our sustainable growth in long term. Our professional management, financial discipline and guaranteed delivery of quality products build up the strength of our brands in each market segment. Our strategic positioning reached the apex in 2008 with the purchase of control over Tenda, consolidating Gafisa’s leadership in the segment of low-income residential developments.

We saw a great expansion in residential real estate development between 2005 and 2008, period when new finance for the real estate sector in Brazil grew nearly four times, reaching R$ 41.4 billion in 2008. In this same period, Gafisa launches posted an average increase of 86% per year, reaching approximately R$ 4.2 billion in 2008, Gafisa and Tenda in the aggregate. Average sales growth stood at 79% per year, reaching R$ 2.6 billion in 2008. In 2008, Gafisa posted a growth of 88% in launches and 58% in sales over 2007. The stock of land reached R$ 17.8 billion in potential sales value at the end of 2008. Our net income reached R$ 110 million, a growth of 16 % in relation to 2007.

In the second half of 2008, we started to feel the effects of the global economy slowdown on the Brazilian real estate sector, which resulted in a lower sales rate. For 2009, we expect that the measures for stimulating the economy, and particularly the government finance and incentives aimed at growing the low-income housing sector, change the current scenario. Several factors determine a continued expansion in medium and long terms.

Despite of the current scenario of growth in Brazil, the macroeconomic fundamentals are still solid and positive. A young and growing population gaining more access to the labor market is enjoying a growing purchasing power, which leads to a higher demand for houses in almost all income groups. As the demand for housing was not met over several years, the country has a housing deficit of approximately 7.2 million houses, even after the recent growth in the sector. Fortunately, a great improvement in finance rates and terms and higher access to housing finance for real estate development companies and individuals suggest that the supply of houses will continue to increase.

Gafisa continues to count on an established financial reputation, in view of its conservative history and commitment to transparency. The implementation of controls to comply with the requirements of the US Sarbanes-Oxley Act and the advance in the implementation of the SAP management system during 2008 are only two examples of it.

In 2009 Gafisa will continue to develop its brands in new and current markets, maximize the sales of our products through additional sales channels and make the most of our experience and position in the low-income segment. Access to highly talented people is the basis of our success, and we will continue to focus on internship and trainee programs to prepare a new generation, including the future leaders of the company.

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In 2009, we will pursue a strategy on launching that is more conservative, with focus on return and cash flow, while being ready to develop our stock of land at the extend demand recovers and capitalize on our solid financial position and strong presence in the low-income segment and in the market as a whole.

Relationship with auditors

The policy on contracting services unrelated to external audit from our independent auditors is based on principles that preserve their independence. According to internationally accepted principles, these principles consist of the following: (a) an auditor cannot audit its own work; (b) an auditor cannot serve a management function in its client; and (c) an auditor shall not promote the interests of its clients. (a) The procedures adopted by the Company are in compliance with the provisions of item III, Art. 2, of CVM Instruction No. 381/03:

The Company and its subsidiaries adopt as formal procedure, before contracting professional services other than those related to external audit, consult with the independent auditors, in order to assure that the provision of other services does not affect their independency nor objectivity necessary for providing independent audit services, in addition to obtaining the proper approval from its Audit Committee. Moreover, formal representations from these auditors are required on their independency in the provision of unrelated audit services.

In 2008 we contracted services of review of certain processes that have been implemented by Management throughout the year and accounting diligence. Total fees of these services amounted to R$ 572 thousand, which corresponded to 13% of annual fees of external audit services.

Main Operating and Financial Highlights

The Company is bound to arbitration in the Market Arbitration Chamber, according to the covenant provided in its bylaws.

São Paulo, March 9, 2009

Board of Executive Officers

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14.01 – NOTES TO THE FINANCIAL STATEMENTS

1 Operations

Gafisa S.A. ("Gafisa" or the "Company") started its operations in 1997 with the objectives of: (a) promoting and managing all forms of real estate ventures on its own behalf or for third parties; (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate clients; (c) carrying out civil construction and civil engineering services; (d) developing and implementing marketing strategies related to its own or third party real estate ventures; and (e) investing in other Brazilian or foreign companies which have similar objectives as the Company's.

The Company forms jointly-controlled ventures (Special Purpose Entities - SPEs) and participates in consortia and condominiums with third parties as a means of meeting its objectives. The controlled entities share the structure and corporate, managerial and operating costs with the Company.

In January 2007, the Company acquired 60% of the voting capital of Alphaville Urbanismo S.A. (“AUSA”), a company which develops and sells residential condominiums throughout Brazil. The purchase commitment for the remaining 40% of AUSA's voting capital will be determined by means of an economic and financial evaluation of AUSA to be carried out according to the agreement until 2012 (Note 8).

In March 2007, the Company completed an initial public offer of stock on the New York Stock Exchange - NYSE, resulting in a capital increase of R$ 487,813 with the issue of 18,761,992 Common shares equivalent to 9,380,996 ADRs. The expenses related to this public offering of the Company’s stock, net of their respective tax effects, totaled R$ 19,915 and were classified under the heading “Capital Reserve”.

In October 2007 Gafisa completed the acquisition of 70% of the voting capital of Cipesa Engenharia S.A. (“Cipesa”), a real estate developer in the state of Alagoas (Note 8).

In 2007, the Company started its operations in the lower income real estate market through its subsidiary Fit Residencial Empreendimentos Imobiliários Ltda. (“FIT Residential”). On September 1, 2008 the Gafisa S.A. and Construtora Tenda S.A. (“Tenda”) signed the corporate merger of Tenda and Fit Residencial operations, by means of a Merger Protocol and Justification signed between the parties on that date. On October 3, 2008, this Merger Protocol and Justification was approved, as well as the first Amendment to the Protocol. In view of the exchange of Fit quotas for Tenda shares, the Company received 240,391,470 common shares, representing 60% of total and voting capital of Tenda after the merge of Fit Residencial, in exchange for 76,757,357 quotas of Fit Residencial owned by Tenda. The

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Tenda shares of the Company in exchange for Fit Residencial quotas will have the same rights, given on the date of the merger of the shares held by the Company, and will receive all benefits, including dividends and distributions of capital that may be declared by Tenda from the merger approval date. On October 21, 2008, the merger of Fit Residencial into Tenda was approved at the Extraordinary General Meeting by the Company’s shareholders (Note 8).

In March 2007, the Company, together with Odebrecht Empreendimentos Imobiliários Ltda., formed Bairro Novo Empreendimentos Imobiliários S.A. ("Bairro Novo"), a jointly-controlled entity. In November 2007, Bairro Novo launched the first property development called “Bairro Novo Cotia", directed at the lower income real estate market. On February 27, 2009, the joint venture was dissolved (Note 20).

2 Presentation of Financial Statements

These financial statements were approved by the Board of Directors for issuance on March 9, 2009.

(a) Basis of presentation

The financial statements are presented in accordance with accounting practices adopted in Brazil as determined by the Brazilian Corporate Law (Law 6,404, as amended) and the regulations of the “Comissão de Valores Mobiliários (the Brazilian Securities Commission - ("CVM"). The Companies and its subsidiaries decided to adopt and fully comply with the Law No. 11,638/07 ("Law") and the CVM rules, as well as the Provisional Measure No. 449/08 ("MP No. 449/08"), establishing the transition date January 1, 2006; thus considering as the starting point the financial statements ended December 31, 2005, not presented as a part of these financial statements.

The effects of changes in accounting practices on the Company’s individual and consolidated income for the year and shareholders’ equity are as follows:

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	Parent company		Consolidated

	2008	2007	2008	2007

Originally reported shareholders’ equity
at December 31	1,653,938	1,530,763	1,653,938	1,530,763
Adjustment to present value of assets and
liabilities	(13,980)	(36,688)	(24,966)	(40,971)
Barter transactions	4,370	4,370	4,596	4,617
Warranty provision	(5,400)	(2,400)	(6,855)	(2,400)
Depreciation of sales stands, mock-up
apartments and furniture	(25,887)	(9,822)	(28,133)	(11,408)
Other	(622)	12,505	6,723	14,072
Minority interest			7,116	4,055

Adjusted shareholders’ equity at December 31	1,612,419	1,498,728	1,612,419	1,498,728

	Parent company		Consolidated

	2008	2007	2008	2007

Originally reported net income at December 31	141,608	113,603	141,608	113,603
Adjustment to present value of assets and
liabilities	22,708	(17,830)	16,005	(22,113)
Barter transactions		4,370	(20)	4,617
Stock option plans	(22,203)	(16,498)	(24,520)	(17,291)
Warranty provision	(3,000)	(1,200)	(4,455)	(1,200)
Depreciation of sales stands, mock-up
apartments and furniture	(16,065)	(7,969)	(16,725)	(9,555)
Public offering		19,915		19,915
Other	(3,443)	10,896	(1,554)	12,465
Equity in results	(9,684)	(13,647)
Minority interest			(418)	(8,801)

Adjusted net income for the year	109,921	91,640	109,921	91,640

(i) Cash equivalents

According to the guidelines from the Accounting Pronouncement Committee (CPC) 03 – Statement of Cash Flows, the Company and its subsidiaries classified as Cash Equivalents the short-term investments of high liquidity, readily convertible into a known amount of cash and subject to an insignificant risk of change in value.

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(ii) Investments

The Company considered the effects of equity in results and minority interest on adjustments related to the initial adoption of the Law in financial statements.

(iii) Financial instruments and fair value

According to CPC 14 – Financial Instruments: Recognition, Measurement and Evidence, financial instruments can be classified into four categories: (i) financial asset or liability measured at fair value through profit or loss, (ii) held to maturity, (iii) loans and receivables, and (iv) available for sale. The classification depends upon the purpose for which the financial assets and liabilities were acquired. Management classifies its financial assets and liabilities when initially recognized.

At December 31, 2008 and 2007, the Company decided to measure certain financial assets (swap contracts) and liabilities (debts in foreign currency) at fair value through profit or loss, with the purpose of removing or significantly reducing inconsistencies in measurement or recognition, which would occur if they were stated on different bases.

For financial assets without active market or public quotation, the Company sets the fair value through valuation techniques. These techniques include the use of recent transactions purchased from third parties, benchmarking against other instruments that are substantially similar, analysis of discounted cash flows, and option pricing models that make as much as possible use of information provided by the market and rely as minimum as possible on information provided by the Company’s own management. The Company evaluates if there is objective evidence at the balance sheet date that a financial asset or a group of financial assets is recorded at an amount exceeding its recoverable amount (impairment).

(iv) Debenture and share issuance expenses

According to the guidelines of CPC 08 – Transaction Costs and Premiums on Issuance of Securities, the costs of issuance of shares of its own capital are accounted for as an item that reduces the shareholders’ equity of the Company. Additionally, transaction costs and premiums on issuance of debt securities are amortized according to the effective terms of transactions, the net balance being classified as a charge to the value of the respective transaction.

(v) Stock option

The Company offers to its executives, properly approved by its Board of Directors, a share-based compensation plan (Stock Options), according to which it receives services as payment for vested stock options.

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According to CPC 10 – Share-based Compensation, the premium of these options, calculated on the vesting date, is recognized as expense as contra-entry to shareholders’ equity, during the grace period at the extent services are rendered.

(vi) Deferred charges

According to CPC 13 – Initial Adoption of the Law and MP No. 449/08, the preoperating expenses recorded in assets by the Company and its subsidiaries were written off at the transition date, upon the recording of the amount as contra-entry to retained earnings. Additionally, the amortizations recorded as expenses in income for the year were reversed at the year of recognition of deferred charges and the additions prior to the initial adoption of the Law were recognized as contra-entry to retained earnings.

(vii) Adjustment to present value of assets and liabilities

According to the guideline CPC 12 – Adjustment to Present Value, the asset and liability items arising from long-term transactions are adjusted to present value.

According to CPC (O) 01 – Real Estate Development Entities, in the installment sales of unfinished units, the receivables with monetary adjustments, including the portion related to the delivery of keys, without interests, shall be discounted at present value, once the agreed-upon monetary adjustment indices do not include the interest component. The reversal of the adjustment to present value, considering that an important part of the Company’s activities is to finance its customers, was made as a contra-entry to the real estate revenue group itself, consistently with the interest accrued on the portion of accounts receivable related to the “after the keys” period. The total reversal value of the adjustment to present value recognized in the real estate development revenue for the years ended December 31, 2008 and 2007 is a revenue amounting to R$ (12,541) – revenue and R$ 18,318 (parent company) and R$ (3,147) – revenue and R$ 39.553 (consolidated), respectively.

The interest on funds for the acquisition of land already in construction phase and those related to the financing of real estate venture construction shall be capitalized. Therefore, the reversal of adjustment to present value of an obligation linked to these items is understood to be included in the cost of real estate sold or stock of properties for sale, as the case may be, until the construction phase of the venture is completed. The total value of reversal of adjustment to present value recognized in the operating costs of real estate development for the years ended December 31, 2008 and 2007 amounts to R$ (1,969) - revenue and R$ 488 (parent company) and R$ (1,838) – revenue and R$ 517 (consolidated), respectively.

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(viii) Warranty provision

According to the guideline CPC (O) 01 – Real Estate Development Entities, the Company and its subsidiaries recognized a provision to cover expenses for repairing ventures within the warranty period, except for subsidiaries that operate with third parties, which provide warranty to the services rendered during construction. The warranty period is five years from the delivery of the venture.

(ix) Barter transactions

According to the guideline CPC (O) 01 – Real Estate Development Entities, in case of barter of lands with the purpose of delivering apartment unit(s) to be built, the value of land acquired by the Company and its subsidiaries, calculated based on the fair value of real estate units to be delivered, was recorded at fair value, as a component of the stock of lands of properties for sale, as a contra-entry to advance from customers in liabilities, at the time the private instrument or contract related to such transaction is signed. The recording criteria adopted for the result of real estate development prevail for these transactions.

(x) Sales stands, facilities, model apartments and related furnishings

In line with the guideline CPC (O) 01 – Real Estate Development Entities, the expenditures incurred with the construction of sales stands, mock-up apartments and corresponding furniture are included in the property and equipment of the Company and its subsidiaries. Such assets start to be depreciated after the launch of the venture over the average term of one year and subject to periodical analysis of asset impairment.

(xi) Share issuance expenses

According to the guideline CPC 08 – Transactions Costs and Premiums on Issuance of Securities, the expenses related to Public Offering, originally accounted for as expenses for the year ended December 31, 2007, amounting to R$ 19,915, were reclassified, net of their net effects, under the heading "Capital Reserve", as a charge to shareholders’ equity of the Company.

(xii) Tax effects and the transitory tax regime (RTT)

The tax effects arising from the initial adoption of the Law and MP No. 449/08 were recorded according to the existing rules, particularly in the recording of Income Tax and Social Contribution on Net Income, when applicable.

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The Company and its subsidiaries shall choose the RTT, as provided for by MP No. 449/08 and will manifest it in the corporate income tax return (DIPJ) for 2009.

(xiii) Retained earnings

At December 31 of each year, the total balance of retained earnings is distributed to the applicable reserve accounts, according to the Company’s Bylaws, in conformity with the Brazilian Corporate Law and the CVM Instructions.

(b) Use of estimates

The preparation of financial statements in conformity with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment, provisions necessary for contingent liabilities, fair values, revenue recognition, taxes, budgeted costs and other similar charges. Actual results may differ from the estimates.

(c) Consolidation principles

The consolidated financial statements include the accounts of the Company and those of all its subsidiaries (Note 8), with separate disclosure of the participation of minority shareholders. The proportional consolidation method is used for investments in jointly-controlled investees, which are all governed by shareholder agreements; as a consequence, the assets, liabilities, revenues and costs are consolidated based on the proportion of the equity interest the Company holds in the capital of the investee.

All significant intercompany accounts and transactions are eliminated upon consolidation, including, investments, current accounts, dividends receivable, income and expenses among consolidated companies and unrealized results.

Transactions and balances with related parties, primarily shareholders and investees, are described in the notes herewith.

The statements of changes in shareholders’ equity reflect the changes in Gafisa S.A’s books.

3 Significant Accounting Practices

The more significant accounting practices adopted in the preparation of the financial statements are as follows:

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(a) Recognition of results

(i) Real estate development and sales

Revenues, as well costs related to real estate development units sold are recognized over the construction period of the projects, based on a financial measure of completion, and not at the time of execution of the agreements for the sale of units or the receipt of the amounts corresponding to the sale of units.

For completed units, the result is recognized when the sale is made, regardless of the receipt of the contractual amount; profit is recognized in full when real estate is sold, provided: (a) the profit is determinable, that is, the collectability of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the earnings process is virtually complete, that is, the Company is not obliged to perform significant activities after the sale to earn the profit. The collectability of the sales price is demonstrated by the client's commitment to pay, which in turn is supported by substantial initial and continuing investment.

The general rules for recognition of revenue of uncompleted units are:

.. The cost incurred (including costs related to land) corresponding to the units sold is fully appropriated to income;

.. The percentage of incurred cost, included costs related to land, projects and construction, is measured in relation to total budgeted cost. In order to determine the amount of revenue to be recognized in any given period, the percentage of incurrent costs is applied to the total sales of units sold, adjusted pursuant to the conditions of the sales agreements, determined in accordance with the terms established in the sales contracts;

.. any amount of sales revenues recognized that exceeds the amount received from clients is recorded as current or long-term assets. Any amount received in connection with the sale of units that exceeds the amount of revenues recognized is recorded as "Obligations for purchase of land and advances from clients";

.. interest and inflation-indexation charges on accounts receivable as from the time the customer takes possession of the property, as well as the adjustment to present value of accounts receivable, are appropriated to income from the development and sale of real estate using the accrual basis method.

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. the financial charges on accounts payable from the acquisition of land and real estate credit operations incurred during the construction period are appropriated to the cost incurred, and recognized in income upon the sale of the units of the venture to which they are directly related.

The taxes on the difference between the revenues from real estate development and the accumulated revenues subject to tax are calculated and recognized when the difference in revenues is recognized.

The other income and expenses, including advertising and publicity, are appropriated to income as they are incurred using the accrual basis method.

(ii) Construction services

Revenues derived from real estate services are recognized as services are rendered, and consist primarily of amounts received in connection with construction management activities for third parties, technical management and real estate management. Revenue is recognized, net of respective costs incurred, in the amounts of R$ 63,896 (consolidated) and R$ 42,298 (parent company) for the year ended December 31, 2008, and R$ 26,546 (consolidated) and R$ 26,058 (parent company) at December 31, 2007.

(b) Cash and cash equivalents

Consist primarily of time bank certificate of deposits and investment funds, denominated in reais, having a ready market and an original maturity of 90 days or less, or which at all times throughout their terms can be put to the issuer within three months with insignificant early withdrawal penalty causes, recognized at market value.

At December 31, 2008 and 2007, the amount related to investment funds is recorded at market value.

Investment funds in which the Company is the sole owners are fully consolidated.

(c) Receivables from clients

These are stated at cost plus accrued interest and indexation adjustments. The allowance for doubtful accounts, when necessary, is provided in an amount considered sufficient by management to meet expected losses.

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The installments due are indexed based on the National Civil Construction Index (INCC) during the construction phase, and based on the General Market Prices Index (IGP-M) after delivery of the units. The balance of the accounts receivable (after delivery) generally accrues annual interest of 12%. The financial revenues are recorded in results under "Real estate development" (December 31, 2008, 2007 R$ 26,829 and R$9,164 (Parent company) and R$ 45,722 and R$ 20,061(Consolidated), respectively).

(d) Certificates of real estate receivables (CRIs)

The Company assigns receivables for the securitization and issuance of mortgage-backed securities ("CRI"). When this assignment does not involve right of recourse, it is recorded as a reduction of accounts receivable. When the transaction involves recourse against the Company, the accounts receivable sold is maintained on the balance sheet. The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure the receivables that were assigned, are recorded in the balance sheet in Long-term receivables at fair value.

(e) Properties for sale

Land is stated at cost of purchase. The recording of land is made only after the property deed is drawn up, not being recognized in financial statements during the negotiation period, regardless of how likely the acquisition is or the negotiation progress. The Company at times and its subsidiaries at times acquire land through barter transactions, in which it grants the seller (a) a certain number of units to be built on the land or (b) a percentage of the proceeds from the sales of the units in such development. The land acquired through barter transaction is stated at fair value.

Properties are stated at cost of construction, which does not exceed net realizable value. In the case of real estate in progress, the portion in inventories corresponds to the cost incurred in units that have not yet been sold. The cost comprises construction (materials, own or outsourced labor and other related costs) and land, including financial charges appropriated as incurred during the construction phase.

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When the cost of construction of properties for sale exceeds the expected cash flow of sales, completed or under construction, a loss of charge to recoverable value is recognized for the period when the book value is considered not recoverable. This analysis is consistently applied for residential ventures targeted at the low, medium and high income markets, regardless of their geographic region or construction phase.

Properties for sale are reviewed to evaluate the recovery of book value of each real estate venture, when events or changes in macroeconomic scenarios indicate that the book value will not be recoverable. If the book value of a real estate venture is not recoverable, compared to its realizable value through expected cash flows, a provision is recorded.

In the year ended December 31, 2008, the Company cancelled certain real estate developments, consequently, the amount of R$ 15,700 of gross profit (consolidated) was reversed from the income of the Company and its subsidiaries at the same date.

The Company capitalizes interest as part of properties for sale when a property is under development, due on the National Housing System and other credit lines that are used for financing the construction of developments (limited to interest expense). Interest capitalized in “Properties for sale” totaled R$ 29,002 (parent company) and R$ 33,669 (consolidated) in the year ended December 31, 2008 (2007 - R$ 36,543 (parent company) and R$ 36,686 (consolidated)).

(f) Deferred selling expenses

This account includes costs related to brokerage, recorded in income or expenses for the year following the same criteria adopted for the recognition of revenues from and costs of units sold, based on the cost incurred in relation to the cost estimated. Sale commissions due by the real estate buyer are not recorded as income or expenses of the Company.

(g) Warranty provision

At December 31, 2008 and 2007, the Company and its subsidiaries set up a provision to cover expenditures for repairing covered ventures over the warranty period, amounting to R$ 11,900 and R$ 8,671 (consolidated), respectively, except for the subsidiaries that operate with third parties, which are the warrantors of the construction services provided. The warranty period is five years from the delivery of the venture.

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(h) Prepaid expenses

These refer to prepaid expenses that will be amortized in income for the year when incurred on accrual basis.

(i) Property and equipment

Stated at cost. Depreciation is calculated on the straight-line basis, based on the estimated useful life of the assets, as follows: (i) vehicles – 5 years, (ii) furniture, utensils and installations - 10 years, and (iii) sales stands, mock-up apartments and corresponding furniture - 1 year.

(j) Intangible assets

These are basically represented by expenses related to the acquisition and development of computer systems and software licenses, stated at acquisition cost, being amortized over a period of up to five (5) years.

(k) Investments in subsidiaries and jointly-controlled investees

(i) Net equity value

When the Company holds more than half of the voting capital of another company, the latter is considered a subsidiary company. In situations in which there are agreements that ensure the veto power to the Company in decisions that significantly affect their businesses, thus ensuring to the Company a shared control, such investees are considered jointly-controlled companies. Investments in subsidiaries and jointly-controlled companies are recorded using the equity method.

The cumulative moviments after acquisitions are adjusted against the cost of investment. Gains or transactions to be made between the Company and its associated and subsidiary companies are eliminated at the extent of the Company’s interest; unrealized losses are also eliminated, unless the transaction provides evidences on permanent loss (impairment) of the transferred asset.

When the Company's interest in the losses of subsidiaries is equal to or higher than the amount invested, the Company recognizes the residual portion of net capital deficiency as it assumes obligations, make payments on behalf of these companies or makes advances for future capital increase.

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The accounting practices of acquired subsidiaries are changed before the parent company records any equity in their results, in order to ensure consistency with the practices adopted by the Company.

(ii) Goodwill and negative goodwill on the acquisition of investments

Goodwill is determined at the acquisition date and represents the excess purchase price over the proportion of the underlying book value, based on the interest in the shareholders' equity acquired. Negative goodwill is also determined at the acquisition date and represents the excess of the book value of assets acquired over the purchase consideration.

Until December 31, 2008, the goodwill that can be justified economically is amortized based on its evaluation of the acquired companies, considering factors such as land bank, the ability to generate results from developments launched and/or to be launched in the future and other inherent factors. Goodwill that cannot be justified economically is immediately charged to results for the year. At the balance sheet date, the Company evaluates whether there are indications of permanent loss, as well as potential impairment adjustments, and records an impairment provision, if required, to adjust the carrying value of goodwill to recoverable amounts or to realizable values.

Until December 31, 2008, the negative goodwill which can be justified economically is appropriated to income as the assets are realized. Negative goodwill that is not justified economically is recognized in the results only upon the disposal of the investment.

(l) Obligations for purchase of land and advances from clients (barter transactions)

These are contractual obligations established for purchases of land in inventory (Property for sale) which are stated at amortized cost plus interest and charges, when applicable.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value, against Advances from clients (Note 13).

(m) Selling expenses

This balance includes advertising, publicity, and promotion, allocated to results as incurred.

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(n) Taxes on income

Taxes on income in Brazil comprise Federal income tax (25%) and social contribution (9%), as recorded in the statutory accounting records, for entities on the taxable profit regime, for which the composite statutory rate is 34%. Deferred taxes are provided on all temporary tax differences.

As permitted by tax legislation, certain subsidiaries and jointly-controlled companies, the annual billings of which were lower than a specified amount, opted for the presumed profit regime. For these companies, the income tax basis is calculated at the rate of 8% on gross revenues plus financial income and for the social contribution basis at 12% on gross revenues plus financial income, upon which the income tax and social contribution rates, 25% and 9%, respectively, are applied.

The deferred tax assets are recognized to the extent that future taxable income is expected to be available to be used to offset temporary differences based on the budgeted future results prepared based on internal assumptions. New circumstances and economic scenarios may, change the estimates.

Deferred tax assets arising from net operating losses have no expiration dates, though offset is restricted to 30% of annual taxable income. Taxable entities on the presumed profit regime cannot offset prior year losses against tax payable.

In the event realization of deferred tax assets is not considered to be probable, no amount is recorded (Note 15). Reclassifications from results to shareholders' equity, when applicable, are made net of taxes.

(o) Other current and long-term liabilities

These liabilities are stated on the accrual basis at their known or estimated amounts, plus, when applicable, the corresponding indexation charges and foreign exchange gains and losses, which contra-entry is recorded in income for the year.

The workers' compensation liability, particularly related to the vacation charges and payroll, is provided for over the period of acquisition.

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Gafisa S.A. and its subsidiaries do not have private pension plans or any retirement plan or benefits for employees after they leave the Company.

(p) Stock option plans

The fair value of services received from employees in plans, in exchange for options, is determined in relation to the fair value of shares, set on the vesting date of each plan. The fair value of services received from employees and executive officers in exchange for options is recognized as expense over the option exercise period.

(q) Profit sharing program for employees and officers

The Company provides for the distribution of profit sharing benefits to employees (included in “General and administrative expenses”).

Additionally, the bylaws of the Company and its subsidiaries establish the distribution of profits to executive officers (in an amount that does not exceed the lower of their annual compensation or 10% of the Company's net income).

The bonus systems operate with three-tier performance-based structure in which the corporate efficiency targets as approved by our Board of Directors must first be achieved, followed by targets for the business units and finally individual performance targets.

(r) Present value adjustment

Certain asset and liability items were adjusted to present value based on discount rates that reflect the best current market valuations regarding the cash value over time and the specific risks of the asset and the liability.

(s) Cross-currency interest rate swap and derivative transactions

The Company has derivative instruments for the purposes of mitigating the risk of its exposure to the volatility of currencies, indices and interest rates, recognized at fair value directly in income for the year. In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for speculative purposes.

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(t) Financial liabilities recorded at fair value

The Company recorded certain debts denominated in foreign currency as financial liabilities at fair value through profit or loss. These transactions, directly linked to the swap derivatives described in the item above, are recognized at market value. Changes in the fair value of any of these financial liabilities are directly recognized in income for the year.

(u) Impairment of financial assets

The Company evaluates if at the balance sheet date there is any objective evidence that any financial asset or group of financial assets has impaired value in relation to the market, and its ability to generate positive financial flows to justify its realization. A financial asset or group of financial assets is considered impaired when there are objective evidences on the reduction to its recoverable value, these evidences being the result of one or more events that occurred after the initial recognition of the asset, and when there is impact on the estimated future cash flows.

(v) Earnings per share

Calculated based on the number of shares outstanding at the end of each year, net of treasury shares.

4 Cash, Cash Equivalents and Financial Investments

	Parent company			Consolidated

	2008	2007	2008	2007

Cash and cash equivalents
Cash and banks	15,499	16,806	73,538	79,590
Cash equivalents
Investment funds	65,296	289,358	149,772	299,067
Purchase and sale commitments	31,761	62,135	114,286	111,392
Bank certificates of deposits
(CDB)	49,320	7,638	185,334	8,487
Other	3,340	7,849	5,644	9,033

Total cash and cash equivalents	165,216	383,786	528,574	507,569

Collateralized financial investments	6,911	9,851	76,928	9,851

Total	172,127	393,637	605,502	517,420

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Pursuant to CVM Instruction 408/04, investment funds in which the Company has an exclusive interest have been consolidated.

5 Receivables from Clients

		Parent
		company		Consolidated

	2008	2007	2008	2007

Current	785,025	275,930	1,254,594	473,734
Long-term	189,890	282,017	863,950	497,910

	974,915	557,947	2,118,544	971,644

The balance of accounts receivable from the units sold and not yet finished is not fully recognized in the financial statements. Its recording is limited to the portion of revenues accounted for net of the amounts already received.

Advances from clients (development and services) in excess of the revenues recognized in the period totaled R$ 91,603 at December 31, 2008 (2007 - R$ 47,662) and are included in "Obligations for purchase of land and advances from clients".

An allowance for doubtful accounts is not considered necessary, except for the subsidiary Tenda, considering that the history of percentage of losses is insignificant on the balance of accounts receivable of the Company and its subsidiaries, as well as our evaluation of overdue credits (aging), since these receivables relate mainly to real estate developments in progress for which transfer of property deeds only takes place upon settlement and/or sale of receivables.

The allowance for doubtful accounts set up in Tenda, amounting to R$ 18,815 (consolidated) at December 31, 2008, is considered sufficient by the Company’s management to face future losses with the realization of accounts receivable of this subsidiary.

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At December 31, 2008 and 2007, the balance of accounts receivable is net of Adjustment to Present Value in the amounts of R$ (3,147) – revenue and R$ 39,553 (consolidated).

6 Properties for sale

	Parent company			Consolidated

	2008	2007	2008	2007

Land	371,158	431,721	750,555	656,146
Property under construction	560,577	238,625	1,181,930	324,307
Units completed	29,388	14,203	96,491	41,826

	961,122	684,549	2,028,976	1,022,279

Current	778,203	562,051	1,695,130	872,876
Long-term	182,919	122,498	333,846	149,403

The Company has undertaken commitments for construction of units which have been exchanged for land, accounted for based on the fair value of bartered units. At December 31, 2008, the balance of land acquired through barter transactions totaled R$ 155,751.

Financial interest expense was capitalized for the years ended December 31, 2008 and 2007 in the total amounts of R$ 30,882 and R$ 32,572, considering that R$ 4,861 was recognized as cost of units sold in the year ended 2008.

7 Other Accounts Receivable

	Parent company			Consolidated

	2008	2007	2008	2007

Current accounts related to real
estate ventures (*)	510,008	312,253	60,513	17,928
Advances to suppliers	32,266	14,585	53,084	22,197
Credit assignment receivables	7,990	8,748	7,990	8,748
Client financing to be released	4,392	8,342	4,392	8,510
Deferred COFINS and PIS taxes	5,773	5,587	10,187	8,274
Recoverable taxes	7,383	7,806	18,905	8,347

Advances for future capital increase	49,575	90,888	1,644	10,350

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	Parent company			Consolidated

	2008	2007	2008	2007

Other	3,209	11,632	26,059	17,566

	620,596	459,841	182,775	101,920

(*) The Company participates in jointly-controlled ventures and consortia with other partners, either directly or through related parties, to develop real estate properties. The management frameworks of these ventures, including cash management, are centralized in the lead partner, which supervises the construction, financing and budgets. Thus, the lead partner assures that the investments of the necessary funds are made and allocated as planned. The Company’s shares of the funds pertaining to these ventures, which are not remunerated have no predetermined maturity dates. On average, the property developments are completed from 24 to 30 months. Other accounts payable to the venture partners are presented separately.

8 Investments in Subsidiaries

In January 2007, with the acquisition of 60% of AUSA, arising from the merger of Catalufa Participações Ltda., a capital increase amounting to R$ 134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. As a result of this transaction, the Company recorded goodwill in the amount of R$ 163,589, which was based on expected future profitability, amortized exponentially and progressively until December 31, 2008 according to the estimated projected income before income tax and social contribution on net income of AUSA, calculated on accrual basis. During the year ended December 31, 2008, the Company amortized the amount of R$ 10,733 of goodwill arising from the acquisition of AUSA. The Company has the commitment to purchase the remaining 40% of AUSA’s capital stock, which amount cannot be calculated yet and, consequently, is not recognized, and will be based on the fair value of AUSA, evaluated at the future acquisition dates. The contract for acquisition provides that the Company undertakes to purchase the remaining 40% of AUSA in the next five years (20% in January 2010 and the other 20% in January 2012) in kind or shares, at the Company’s sole discretion.

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On October 26, 2007, the Company acquired 70% of Cipesa. The Company and Cipesa formed a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which Gafisa has 70% of the capital and Cipesa has 30%. Gafisa contributed to Nova Cipesa R$ 50,000 in cash and acquired shares of Cipesa in Nova Cipesa in the amount of R$ 15,000, paid on October 26, 2008. Cipesa is entitled to receive from the company a variable portion of 2% of the Total Sales Value (VGV) of the projects launched by Nova Cipesa through 2014, not to exceed R$ 25,000, accordingly, the acquisition value considered by the Company totaled R$ 90,000. As a result of this transaction, the Company recorded goodwill of R$ 40,686, which is based on expected future profitability and will be amortized exponentially and progressively until December 31, 2008, according to the estimated projected income before income tax and social contribution on net income of Nova Cipesa, calculated on accrual basis.

In November 2007, the Company acquired for R$ 40,000 the remaining interest in some ventures held with Redevco do Brasil Ltda. As a result of this transaction, the Company recognized negative goodwill amounting to R$ 31,235, based on expected future profitability, and amortized exponentially and progressively until December 31, 2008, according to the estimated projected income before income tax and social contribution on net income of these SPEs. In the year ended December 31, 2008, the Company amortized negative goodwill amounting to R$ 12,713 arising from the acquisition of the SPEs.

As mentioned in Note 1, on October 21, 2008, as part of the acquisition of interest in Tenda, Gafisa S.A. merged the shareholders’ equity of Fit Residencial amounting to R$ 411,241, acquiring 60% of the shareholders’ equity of Tenda, at the book value of R$ 1,036,072, with investment of R$ 621,643. This transaction generated a negative goodwill of R$ 210,402, based on expected future profitability according to an income arising from the sale of the 40% quotas of Fit Residencial to Tenda shareholders in exchange for Tenda shares. Until December 31, 2008, this negative goodwill was amortized over the average construction period (until delivery of keys) of the real estate ventures of Fit Residencial, existing on the acquisition date, October 21, 2008. During the period from October 22 to December 31, 2008, the Company amortized the amount of R$ 41,008 of income, as negative goodwill, arising from the partial sale of Fit Residencial.

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(a) Ownership interests

(i) Information on investees

	Company’s interest -		Investee’s		Investee’s net income
	%		Shareholders’ equity		(loss)

Investees	2008	2007	2008	2007	2008	2007

Tenda	60.00		1,062,213	(14,944)	26,142
Fit Residencial	60.00	100.00			(22,263)	(14,941)
Bairro Novo	50.00	50.00	8,164	10,298	(18,312)	(1,902)
AUSA	60.00	60.00	69,211	42,718	35,135	20,905
Cipesa Holding	100.00	100.00	62,157	47,954	(6,349)	(1,359)
Península SPE1 S.A.	50.00	50.00	(1,139)	(1,390)	205	(427)
Península SPE2 S.A.	50.00	50.00	98	(955)	1,026	2,267
Res. das Palmeiras SPE Ltda.	100.00	90.00	2,545	2,039	264	596
Gafisa SPE 40 Ltda.	50.00	50.00	5,841	1,713	1,269	2,225
Gafisa SPE 42 Ltda.	50.00	50.00	6,997	76	6,799	369
Gafisa SPE 43 Ltda.	99.80	99.80		(3)		(2)
Gafisa SPE 44 Ltda.	40.00	40.00	(377)	(534)	(192)	(533)
Gafisa SPE 45 Ltda.	99.80	99.80	1,058	(475)	(8,904)	(882)
Gafisa SPE 46 Ltda.	60.00	60.00	5,498	212	3,384	1,178
Gafisa SPE 47 Ltda.	80.00	99.80	6,639	(18)	(159)	(18)
Gafisa SPE 48 Ltda.	99.80	99.80	21,656	(718)	818	(718)
Gafisa SPE 49 Ltda.	99.80	100.00	(58)	(1)	(57)	(2)
Gafisa SPE 53 Ltda.	60.00	60.00	2,769	205	1,895	204
Gafisa SPE 55 Ltda.	99.80	99.80	20,540	(4)	(3,973)	(5)
Gafisa SPE 64 Ltda.	99.80	99.80		1
Gafisa SPE 65 Ltda.	70.00	99.80	(281)	1	(732)
Gafisa SPE 67 Ltda.	99.80		1
Gafisa SPE 68 Ltda.	99.80				(1)
Gafisa SPE 72 Ltda.	60.00		(22)		(22)
Gafisa SPE 73 Ltda.	70.00		(155)		(155)
Gafisa SPE 74 Ltda.	99.80		(330)		(331)
Gafisa SPE 59 Ltda.	99.80	99.80	(2)	(1)	(1)	(2)
Gafisa SPE 76 Ltda.	99.80				(1)
Gafisa SPE 78 Ltda.	99.80				(1)
Gafisa SPE 79 Ltda.	99.80		(1)		(2)
Gafisa SPE 75 Ltda.	99.80		(27)		(28)
Gafisa SPE 80 Ltda.	99.80				(1)
Gafisa SPE-85 Empr. Imob.	60.00		(756)		(1,200)
Gafisa SPE-86	99.80		(82)		(83)
Gafisa SPE-81	99.80		1
Gafisa SPE-82	99.80		1
Gafisa SPE-83	99.80		1
Gafisa SPE-87	99.80		1
Gafisa SPE-88	99.80		1
Gafisa SPE-89	99.80		1
Gafisa SPE-90	99.80		1
Gafisa SPE-84	99.80		1
Dv Bv SPE S.A.	50.00	50.00	(439)	(464)	126	(231)
DV SPE S.A.	50.00	50.00	932	1,658	(527)	695
Gafisa SPE 22 Ltda.	100.00	100.00	5,446	4,314	1,006	250
Gafisa SPE 29 Ltda.	70.00	70.00	257	2,311	271	(2,532)
Gafisa SPE 32 Ltda.	80.00	99.80	(760)	1	(760)
Gafisa SPE 69 Ltda.	99.80		(401)		(402)

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	Company’s interest -		Investee’s		Investee’s net income
	%		Shareholders’ equity		(loss)

Investees	2008	2007	2008	2007	2008	2007

Gafisa SPE 70 Ltda.	55.00		6,696
Gafisa SPE 71 Ltda.	70.00		(794)		(795)
Gafisa SPE 50 Ltda.	80.00	80.00	7,240	(121)	1,532	(121)
Gafisa SPE 51 Ltda.	90.00	90.00	15,669	8,387	6,620	1,602
Gafisa SPE 61 Ltda.	99.80		(14)		(14)
Tiner Empr. e Part. Ltda.	45.00	45.00	26,736	10,980	15,762	5,331
O Bosque Empr. Imob. Ltda.	30.00	30.00	15,854	9,176	(62)	79
Alta Vistta	50.00	50.00	3,428	(644)	4,073	(618)
Dep. José Lages	50.00	50.00	34	(399)	433	(410)
Sitio Jatiuca	50.00	50.00	1,259	(2,829)	4,088	(3,361)
Spazio Natura	50.00	50.00	1,400	1,429	(28)	(28)
Parque Aguas	50.00	50.00	(1,661)	(281)	(1,529)	(280)
Parque Arvores	50.00	50.00	(1,906)	(625)	(1,698)	(625)
Dubai Residencial	50.00		5,374		(627)
Cara de Cão	65.00		40,959		19,907
Costa Maggiore	50.00		3,892		4,290
Gafisa SPE 36 Ltda.		99.80		4,145		4,199
Gafisa SPE 38 Ltda.		99.80		5,088		4,649
Gafisa SPE 41 Ltda.		99.80		20,793		13,938
Villaggio Trust		50.00		5,587		1,664
Gafisa SPE 25 Ltda.		100.00		14,904		419
Gafisa SPE 26 Ltda.		100.00		121,767		(19)
Gafisa SPE 27 Ltda.		100.00		15,160		1,215
Gafisa SPE 28 Ltda.		99.80		(1,299)		(499)
Gafisa SPE 30 Ltda.		99.80		15,923		8,026
Gafisa SPE 31 Ltda.		99.80		22,507		761
Gafisa SPE 35 Ltda.		99.80		2,671		2,719
Gafisa SPE 37 Ltda.		99.80		8,512		2,661
Gafisa SPE 39 Ltda.		99.80		5,693		4,432
Gafisa SPE 33 Ltda.		100.00		11,256		1,696
DIODON Participações		100.00		36,556		4,637

(ii) Balances

	Company’s interest -				Equity in earnings
	%		Investments		(loss)

Investees	2008	2007	2008	2007	2008	2007

Tenda	60.00		637,328		15,589
Fit Residencial	60.00	100.00		(14,974)	(22,263)	(14,975)
Bairro Novo	50.00	50.00	4,176	5,149	(9,156)	(951)
AUSA	60.00	60.00	41,527	25,631	21,081	12,543
Cipesa Holding	70.00	100.00	43,510	47,954	(4,444)	(1,359)

			726,541	63,760	807	(4,742)

Península SPE1 S.A.	50.00	50.00	(569)	(695)	102	(213)
Península SPE2 S.A.	50.00	50.00	49	(478)	513	1,133
Res. das Palmeiras SPE Ltda.	90.00	90.00	2,290	1,835	238	536
Gafisa SPE 40 Ltda.	50.00	50.00	2,921	857	634	1,113
Gafisa SPE 42 Ltda.	50.00	50.00	3,498	(17)	3,399	130

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	Company’s interest -				Equity in earnings
	%		Investments		(loss)

Investees	2008	2007	2008	2007	2008	2007

Gafisa SPE 43 Ltda.	99.80	99.80		(3)		(2)
Gafisa SPE 44 Ltda.	40.00	40.00	(151)	(214)	(77)	(213)
Gafisa SPE 45 Ltda.	99.80	99.80	1,056	(474)	(8,886)	(880)
Gafisa SPE 46 Ltda.	60.00	60.00	3,299	127	2,031	707
Gafisa SPE 47 Ltda.	80.00	99.80	6,626	(18)	(159)	(18)
Gafisa SPE 48 Ltda.	99.80	99.80	21,656	(716)	816	(716)
Gafisa SPE 49 Ltda.	99.80	100.00	(58)	(1)	(57)	(2)
Gafisa SPE 53 Ltda.	60.00	60.00	1,662	123	1,137	122
Gafisa SPE 55 Ltda.	99.80	99.80	20,540	(4)	(3,965)	(5)
Gafisa SPE 63 Ltda	100.00	100.00		(11)		(12)
Gafisa SPE 64 Ltda	99.80	99.80				(1)
Gafisa SPE 65 Ltda.	70.00	99.80	(281)	(1)	(731)	(2)
Gafisa SPE 67 Ltda.	99.80		1
Gafisa SPE 68 Ltda.	99.80				(1)
Gafisa SPE 72 Ltda.	60.00		(22)		(22)
Gafisa SPE 73 Ltda.	70.00		(154)		(155)
Gafisa SPE 74 Ltda.	99.80		(330)		(330)
Gafisa SPE 59 Ltda.	99.80	99.80	(2)	(1)	(1)	(2)
Gafisa SPE 76 Ltda.	99.80				(1)
Gafisa SPE 78 Ltda.	99.80				(1)
Gafisa SPE 79 Ltda.	99.80				(1)
Gafisa SPE 75 Ltda.	99.80		(27)		(28)
Gafisa SPE 80 Ltda.	99.80				(1)
Gafisa SPE-85 Empr. Imob.	60.00		(378)		(600)
Gafisa SPE-86	99.80		(82)		(83)
Gafisa SPE-81	99.80		1
Gafisa SPE-82	99.80		1
Gafisa SPE-83	99.80		1
Gafisa SPE-87	99.80		1
Gafisa SPE-88	99.80		1
Gafisa SPE-89	99.80		1
Gafisa SPE-90	99.80		1
Gafisa SPE-84	99.80		1
Dv Bv SPE S.A.	50.00	50.00	(219)	(232)	63	(115)
DV SPE S.A.	50.00	50.00	466	829	(263)	347
Gafisa SPE 22 Ltda.	100.00	100.00	5,446	4,314	1,006	250
Gafisa SPE 29 Ltda.	70.00	70.00	180	1,618	190	(1,772)
Gafisa SPE 32 Ltda.	80.00	99.80	(760)	1	(759)
Gafisa SPE 69 Ltda.	99.80		(401)		(401)
Gafisa SPE 70 Ltda.	55.00		6,683
Gafisa SPE 71 Ltda.	70.00		(794)		(793)
Gafisa SPE 50 Ltda.	80.00	80.00	5,792	(96)	1,226	(97)
Gafisa SPE 51 Ltda.	90.00	90.00	12,535	7,548	5,296	1,504
Gafisa SPE 61 Ltda.	99.80		(14)		(14)
Tiner Empr. e Part. Ltda.	45.00	45.00	12,031	4,941	7,093	2,399
O Bosque Empr. Imob. Ltda.	30.00	30.00	4,756	2,753	(19)	24
Alta Vistta	50.00	50.00	1,714	(322)	2,036	(309)
Dep. José Lages	50.00	50.00	17	(199)	216	(205)
Sitio Jatiuca	50.00	50.00	629	(1,415)	2,044	(1,680)
Spazio Natura	50.00	50.00	700	714	(14)	(14)
Parque Aguas	50.00	50.00	(830)	(140)	(765)	(140)
Parque Arvores	50.00	50.00	(953)	(312)	(849)	(312)
Dubai Residencial	50.00		2,687		(313)
Cara de Cão	65.00		26,623		12,455

Pág: 57

	Company’s interest -				Equity in earnings
	%		Investments		(loss)

Investees	2008	2007	2008	2007	2008	2007

Costa Maggiore	50.00		1,946		2,145
Gafisa SPE 36 Ltda.		99.80		4,136		4,190
Gafisa SPE 38 Ltda.		99.80		5,078		4,640
Gafisa SPE 41 Ltda.		99.80		20,752		13,910
Villaggio Trust		50.00		2,794		832
Gafisa SPE 25 Ltda.		100.00		14,904		419
Gafisa SPE 26 Ltda.		100.00		121,767		(19)
Gafisa SPE 27 Ltda.		100.00		15,160		1,215
Gafisa SPE 28 Ltda.		99.80		(1,297)		(498)
Gafisa SPE 30 Ltda.		99.80		15,891		8,010
Gafisa SPE 31 Ltda.		99.80		22,462		759
Gafisa SPE 35 Ltda.		99.80		2,666		2,714
Gafisa SPE 37 Ltda.		99.80		8,529		2,661
Gafisa SPE 39 Ltda.		99.80		5,682		4,423
Gafisa SPE 33 Ltda.		100.00		11,256		1,696
DIODON Participações		100.00		36,556		4,637

			139,785	306,647	23,351	51,144

			866,326	370,407	24,158	46,402

Other investments (*)			313,118
Provision for loss on investments			6,026	21,659	(1,062)
CPC adjustments						(13,647)

Total investment			1,185,470	392,066	23,096	32,755

(*) As a result of the setting up in January 2008 of a special partnership (SCP), the Company started to hold quotas in such partnership that totaled R$ 313,118 at December 31, 2008 (Note 11).

(b) Goodwill (negative goodwill) on acquisition of subsidiaries and deferred gain on partial sale of investments

			2008	2007

		Accumulated
	Cost	amortization	Balance	Balance

Goodwill
AUSA	163,589	(10,733)	152,856	163,441
Cipesa	40,686		40,686	40,686
Other	5,740	(4,194)	1,546	3,273

	210,015	(14,927)	195,088	207,400

Pág: 58

			2008	2007

		Accumulated
	Cost	amortization	Balance	Balance

Negative goodwill
Redevco	(31,235)	12,713	(18,522)	(32,223)

Income on partial sale
of investment
Tenda	(210,402)	41,008	(169,394)

9 Loans and financing, net of Cross-Currency Interest Rate Swaps

			Parent
			company		Consolidated

	Annual interest rate	2008	2007	2008	2007

Working capital
Denominated in US$ (i)	7%	146,739	104,492	146,739	104,492
Denominated in Yen (i)	1.4%	166,818	99,364	166,818	99,364
Swaps - US$/CDI (ii)	US$ + 7%/104% CDI	(32,962)	(5,124)	(32,962)	(5,124)
Swaps – Yen/CDI (ii)	Yen + 1.4%/105% CDI	(53,790)	(733)	(53,790)	(733)
Other	0.66% to 3.29% + CDI	211,096	5,856	435,730	136,078

		437,901	203,855	662,535	334,077
National Housing System (SFH)	TR + 6.2% to 11.4%	191,614	66,157	372,255	98,700
Downstream merger obligations	TR + 10% to 12.0%	8,107	13,311	8,810	13,311
Other	TR + 6.2%	4,167		4,576	2,702

		641,789	283,323	1,048,176	448,790

Current		317,236	37,758	447,503	68,357
Long-term		324,553	245,565	600,673	380,433

(i) Loans and financing classified at fair value through income (Note 16(a)(ii)).
(ii) Derivatives classified as financial assets at fair value through income (Note 16(a)(ii)).

Rates: CDI - Interbank Certificate of Deposit, at December 31, 2008 was 12.2%p. a. (2007 - 11.8% p.a., 2006 - 15% p.a.).
TR - Referential Rate, at December 31, 2008 was 1.62% p.a. (2007 - 1.44% p.a., 2006 - 1.99% p.a.)

Funding for working capital and for developments correspond to credit lines from financial institutions. The Company has contracted cross-currency interest rate swaps to cover the full amount of the working capital loans (Note 16). At December 31, 2008 and 2007, the Company elected to apply the fair value option and record both the loan and respective derivative instruments at fair value through income.

Pág: 59

Downstream merger obligations correspond to debt assumed from former shareholders with maturities up to 2013.

The Company has financing agreements with the SFH, the resources from which are released to the Company as construction progresses.

Loans and financing are guaranteed by sureties of the investors, mortgage of the units, assignment of rights, receivables from clients and the proceeds from the sale of our properties. Mortgage receivables given in guarantee total R$ 2,484,149. The balance of deposits accounts pledged in guarantee totals R$ 76,928 on December 31, 2008 (Note 4).

Long-term installments as of December 31, 2008 mature as follows: R$ 345,021 in 2010, R$ 181,549 in 2011, R$ 40,548 in 2012 and R$ 33,555 in 2013.

10 Debentures

In September 2006, the Company issued its Second Debenture Placement Program, which allows it to place up to R$ 500,000 in non-convertible simple subordinated debentures secured by a general guarantee.

In June 2008, the Company issued its Third Debenture Placement Program, which allow it to place R$ 1,000,000 in simple debentures with a general guarantee maturing in two years.

Under the Second and Third Programs, the Company placed series of 24,000 and 25,000 series debentures, respectively, corresponding to R$ 240,000 and R$ 250,000, with the following features:

		Annual
Program/issuances	Amount	remuneration	Maturity	2008	2007

Second program/first issuance	240,000	CDI + 1.30%	September 2011	248,679	246,590
Third program/first issuance	250,000	107.20% CDI	June 2018	255,266

				503,945	246,590

Current				61,945	6,590
Long-term				442,000	240,000

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The Company has restrictive covenants on debentures that limit its ability to perform certain actions, such as the issuance of debt and require the acceleration of maturity or refinancing of loans if the company does not fulfill these restrictive covenants. The first issuance of the Second Program and the first issuance of the Third Program of Debenture Distribution have cross restrictive covenants in which an event of default or acceleration of maturity of any debt above R$ 5 million and R$ 10 million, respectively, may require the Company to advance the payment of the first issuance of the Second Program of Debenture Distribution. The rates and minimum and maximum amounts required by these restrictive covenants at December 31, 2008 and 2007 are as follows:

	2008	2007

Second program – first issuance
Total debt, less SFH debt, less cash and banks
does not exceed 75% of shareholders’ equity	35%	5%
Total receivables from clients, plus stock of completed
units, is over 2.0 times total debt	3.3 times	3.5 times

Total debt, less cash and banks, is under R$ 1,0 billion	R$ 946.6 million	R$ 175 million

Third program – first issuance
Total debt, less SFH debt less cash and banks, does
not exceed 75% of shareholders’ equity	35%	N/A
Total accounts receivable plus stock of completed
units is over 2.2 times total debt	5.5 times	N/A

At December 31, 2008, the Company was in compliance with all debenture programs covenants during each period presented.

At December 31, 2008, the non current portions have the following maturities: R$ 96,000 in 2010, R$ 96,000 in 2011, R$ 125,000 in 2012, R$ 125,000 in 2013.

11 Other Liabilities

		Parent
		company		Consolidated

	2008	2007	2008	2007

Obligation to venture partners (i)	300,000		300,000
Current accounts related to	342,486	200,232

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real estate ventures
Credit assignments	32,177	5,436	67,552	5,436
Acquisition of investments	25,296	48,521	30,875	48,521
Other accounts payable	38,237	10,984	89,263	19,099
Loans from real estate
development partners (ii)				8,255
Allowance for losses on
Investments	6,026	21,608

	744,221	286,781	487,690	81,311

Current	434,039	274,825	97,931	68,368
Long-term	310,182	11,956	389,759	12,943

(i) In January 2008 the Company formed a special partnership (SCP) which main objective is the holding of interests in other companies, which, in turn, should have as its main objective the development and undertaking of real estate ventures. At December 31, 2008, the SCP’s subscribed and paid-in capital amounted to R$ 304,040 (made up of 13,084,000 Class A quotas held by the Company and 300,000,000 Class B quotas held by other quotaholders). The capital will be preferably used in the acquisition of equity investments and in the increase in the capital of its investees. As a result of this transaction, due to prudence and considering that the decision whether to invest or not shall be jointly taken by all quotaholders and, therefore, it is made regardless of the Company’s management individual decision, at December 31, 2008 it recorded an “Investors” account amounting to R$ 300,000, with final maturity on January 31, 2014. The SCP quotaholders are remunerated by minimum dividends substantially equivalent to the variation in the Interbank Deposit Certificate (CDI). The SCP’s articles of association provides for the compliance with certain covenants by the Company, in its capacity of ostensible partner, which include the maintenance of minimum rates of net debt and receivables. At December 31, 2008, the Company was in compliance with the aforesaid clauses.

(ii) Loans with real estate partners relate to amounts due under current accounts agreement, which accrue financial charges of IGP-M plus 12% p.a.

12 Commitments and Provision for Contingencies

The Company and its subsidiaries are parties in lawsuits and administrative proceedings at several courts and government agencies that arise from the normal course of business, involving tax, labor, civil and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the losses estimated for the lawsuits in progress.

Pág: 62

The changes in the provision for contingencies are summarized below:

	Parent
	company	Consolidated

Balance at December 31, 2007	3,668	21,262
Payments	10,152	11,440
Reversals	(2,178)	(2,178)
New provision from Tenda acquisition		26,840
Judicial deposits	(2,518)	(3,834)

Balance at December 31, 2008	9,124	53,530

Long-term	9,124	35,963
Current		17,567

(a) Tax, labor and civil lawsuits

	Parent company		Consolidated

	2008	2007	2008	2007

Labor claims	2,317	1,672	9,977	2,171
Civil lawsuits	9,325	1,996	27,779	2,323
Tax lawsuits			19,609	16,768
Judicial deposits	(2,518)		(3,834)

	9,124	3,668	53,530	21,262

Our subsidiary AUSA is party in judicial lawsuits and administrative proceedings related to Excise Tax (IPI) and Value-added Tax on Sales and Services (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The chances of loss in the ICMS case are estimated by its legal counsel that is handling it as: (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with ancillary obligation. The amount of the contingency estimated by the legal counsel as a probable loss amounts to R$ 16,705, which was recorded in “Provisions for contingencies” as of December 31, 2008.

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Furthermore, at December 31, 2008, the Company and its subsidiaries are aware of other lawsuits and risks, the outcome of which, based on the opinion of its legal counsel is a possible, but not probable loss, amounting to approximately R$ 67,736, and for which the Company's management believes that the recognition of a provision for losses is not necessary.

In September 2008, the bank accounts of Gafisa were frozen in the amount of R$ 10,583. Such decision was made in view of the inclusion of Gafisa in the defendant side of a foreclosure as it was considered the successor of Cimob Companhia Imobiliária S/A (“Cimob”) and the understanding that Cimob’s net assets were reduced with the incorporation of Gafisa. The Company is appealing against such decision on the grounds that the claim lacks merit, in order to obtain the release of its funds and not to be held responsible for Cimob’s debt. No provision has been recorded.

An amount of R$ 27,979 of the proceeds of the Company's initial public offering was withheld in an escrow deposit attached by court order to guarantee a writ of execution. The Company is appealing the decision and considers that the claim has no merit. No provision has been recorded based on the position of the Company's legal counsel.

(b) Commitments to complete developments

The Company is committed to deliver units to owners of land who exchange land for real estate units developed by the Company.

The Company is also committed to complete units sold and to comply with the requirements of the building regulations and licenses approved by the proper authorities. At December 31, 2008, the amount of budgeted cost to be incurred in ventures under construction totals R$ 2,465.

13 Obligations for purchase of land and advances from clients

	Parent company		Consolidated

	2008	2007	2008	2007

Obligations for purchase of land	174,628	91,381	392,762	151,594
Advances from clients
Development and services	27,739	18,662	90,363	72,125

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Barter	158,133	158,133	169,658	169,658

	360,500	268,176	652,783	393,377

Current	250,942	211,447	421,584	290,193
Long-term	109,558	56,729	231,199	103,184

Acquisitions of new land were made for launching new developments by the Company, taking on commitments, represented by credits and barters for future real estate venture units.

14 Shareholders’ equity

(a) Capital

At December 31, 2008, the Company's capital was R$ 1,229,517 (2007 – R$ 1,221,846), represented by 133,087,518 nominative Common shares without par value (2007 – 132,577,093 nominative Common shares without par value), 3,124,972 of which were treasury shares (2007 – 3,124,972 treasury shares).

In January 2007, upon the acquisition of 60% of AUSA arising from the merger of Catalufa, a capital increase of R$ 134,029 was approved through the issuance, for public subscription, of 6,358,116 new Common shares.

Additionally, the cancellation of 5,016,674 Common shares which had been held in treasury, amounting to R$ 28,976, was approved, without reduction to capital.

In March 2007, a capital increase of R$ 487,813 was approved through the issuance, for public subscription, of 18,761,992 new Common shares, without par value, at the issue price of R$ 26.00 per share, in compliance with the provisions of Article 170, paragraph 1 of Law No. 6,404/76.

In 2007, the capital increase of R$ 8,262, related to the stock option plan and the exercise of 961,563 Common shares, was approved.

Under the bylaws, as amended on January 8, 2007, the Board of Directors (“Conselho de Administração”) may increase share capital up to the limit of the authorized capital of 200,000,000 Common shares.

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On April 4, 2008, the distribution of dividends for 2007 was approved in the total amount of R$ 26,981, paid to shareholders on April 29, 2008.

In 2008, the capital increase of R$ 7,671, related to the stock option plan and the exercise of 510,425 Common shares, was approved.

The changes in the number of thousand shares are as follows:

Common
shares – in
thousands

December 31, 2006	103,370
Share issuance (AUSA acquisition)	6,359
Exercise of stock options	961
Public offering	18,762

December 31, 2007	129,452
Exercise of stock options	511

December 31, 2008	129,963

(b) Appropriation of net income for the year

Pursuant to the Company's bylaws, the net income for the year, after absorbing any accumulated losses, is appropriated as follows: (i) 5% to the legal reserve, up to 20% of paid-up capital, and (ii) 25% of the remaining balance for the payment of mandatory dividends to all shareholders.

For the year ended December 31, management’s proposal of distribution (subject to approval by the Annual General Meeting) is as follows:

	2008	2007

Net income for the year, after accounting adjustments
of Law No. 11,638/07		91,640
Effects of change of Law No. 11,638/07		21,963

Net income for the year	109,921	113,603
Legal reserve	(5,496)	(5,680)

	104,425	107,923

Pág: 66

	2008	2007

Compulsory minimum dividends - 25%	(26,104)	(26,981)

Pursuant to Article 36 of the Company's bylaws, amended on March 21, 2007, the recognition of a statutory reserve became mandatory. In accordance with said article, the amount of such reserve may not exceed 71.25% of net income for the purpose of financing the expansion of the activities of the Company and its subsidiaries, including the subscription of capital increases or creation of new ventures, participation in consortiums or other forms of association for the achievement of the Company's purpose.

(c) Stock option plan

(i) Gafisa

Six stock option plans are offered by the Company. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans (vesting requirements), (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

In order to be eligible for the grants (plans from 2000 to 2002), participant employees are required to contribute 10% of the value of total benefited options on the date the option is granted and, additionally, for each of the following five years, 18% of the price of the grant per year. The price of the grant is adjusted according to the variation in the IGP-M, plus annual interest from 3% to 6%. The stock option may be exercised in one to five years subsequent to the vesting period established in each plan. The shares are generally available to employees over a period of ten years after their contribution.

The Company and its subsidiaries record the cash receipt against a liability account to the extent the employees make advances for purchase of the shares during the vesting period. There was no advance payment for 2008 and 2007.

The Company and its subsidiaries may decide to issue new shares or transfer the treasury shares to the employees in accordance with the clauses established in the plans. The Company and its subsidiaries have the right of first refusal on shares issued under the plans, in the event of dismissals or retirement. In such case, the advances are returned to the employees, in certain circumstances, at an amount that correspond to the greater of the market value of the shares (as established in the rules of the plans) or the amount paid plus monetary correction based on the variation in the IGP-M and annual interest from 3% to 6%.

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In 2008, the Company and its subsidiaries issued a new stock option plan. In order to become eligible for the grant, employees are required to use from 25% to 80% of their annual net bonus to exercise the options within thirty days from the program date.

The market value of each stock option granted is estimated at the vesting date using the Black-Scholes model for pricing options. The assumptions for recording stock option plans were as follows: expected volatility at 50.26% in 2008 and at 47.70% in 2007; expected dividend yield on shares at 0.63% in 2008 and at 0.33% in 2007; risk-free interest rate at 11.56% in 2008 and at 12.87 % in 2007; and expected average option term of 2.6 years in 2008 and 2007.

The changes in number of stock options and corresponding weighted average of exercise prices are as follows:

		2008		2007

		Weighted
		average		Weighted
	Number of	exercise	Number of	average
	options	price	options	exercise price

Options outstanding at the beginning of year	5,174,341	22.93	3,977,630	16.04
Options granted	2,145,793	31.81	2,320,599	30.36
Options exercised (i)	(441,123)	16.72	(858,582)	12.50
Options expired	(3,675)	20.55
Options cancelled(ii)	(945,061)	20.55	(265,306)	18.61

Options outstanding at the end of year	5,930,275	26.14	5,174,341	25.82

Options exercisable at the end of the year	4.376.165	28.00	2.597.183	22.93

(i) In the years ended December 31, 2007 and 2008, the cash received for exercised options amounted to R$ 7,267 and R$ 7,150, respectively.

(ii) In the years ended December 31, 2007 and 2008, no option was cancelled due to the expiration of terms of stock option plans.

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		Reais

	2008	2007

Exercise price per share at the end
of the year	7.86-39.95	6.75-34.33
Weighted average of exercise price at the
option granting date	21.70	18.54
Weighted average of market price of share
at the granting date	27.27	27.92
Market price of share at the end of the year	10.49	33.19

The options granted will confer to their holders the right to subscribe capital stock shares, after the periods from one to five years of employment in the Company (essential condition for exercising the option), and expire after ten years of the granting.

The Company recognized the amounts of R$ 22,203 in 2008 and R$ 16,498 in 2007 (Company), and the consolidated amounts of R$ 26,138 in 2008 and R$ 17,820 in 2007 recorded as operating expenses.

(ii) Tenda

The subsidiary Tenda has a stock option plan, approved at the Extraordinary General Meeting of June 3, 2008, in which the Board of Directors’ meeting on June 5, 2008, that the Board of Directors of Tenda can establish issuance programs until the maximum aggregate limit of 5% of total capital shares, taking into consideration in this total the dilution effect from the exercise of all granted options. The volume involved in the granting of stock options is limited to 3,000,000 shares. In 2008, 2,640,000 options were granted, of which 570,000 were cancelled. Options outstanding at the end of the year totaled 2,570,000.

The stock option program provides that the granted options may be exercised in three annual lots, each lot being equivalent to 33.33% of total granted option, and the first exercise being in May 2009. Options may be exercised in two periods of each year, from day 1 to 15 of May and November. The base exercise price of granted options was R$ 7.20 (seven Reais and twenty centavos) per share. When exercising the option in the three annual lots, the base price will be adjusted according to the market value of shares, based on the average price in trading sessions over the last 30 consecutive days before the commencement of each annual exercise period. The exercise price is adjusted according to a fixed table of values, according to the share value in the market, at the time of the two exercise periods for each annual lot.

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The market price of Tenda shares at the granting date was R$ 11.60 and at December 31, 2008 it was R$ 1.16.

The market value of each option granted in 2008 was estimated at the granting date using the Black-Scholes model for pricing options, taking into consideration the following assumptions: expected volatility at 58%, expected dividend yield on shares at 0%, risk-free interest rate at 14.3% and expected average option term of 1.7 year. Tenda recorded in 2008 stock option plan expenses amounting to R$ 5,505.

(iii) AUSA

The subsidiary AUSA has three stock option plans, the first launched in 2007. The stock option plan of AUSA was approved at the Annual General Meeting of June 26, 2007 and at the Board of Directors meeting of this same date.

The changes in number of stock option and their corresponding weighted average exercise prices for the year are as follows:

		2008		2007

		Weighted		Weighted
		average		average
	Number of	exercise price -	Number of	exercise price -
	options	Reais	options	Reais

Options outstanding at the
beginning of the year	1,474	6,522.92
Options granted	720	7,474.93	1,474	6,522.92
Options cancelled	(56)	6,522.92

Options outstanding at the
end of the year	2,138	6,843.52	1,474	6,522.92

At December 31, 2008, 284 options exercisable (2007 - zero). The exercise prices per option at December 31, 2008 were from R$ 8,238.27 to R$ 8,376.26, whereas at December 31, 2007 it was R$ 7,077.80.

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The market value of each option granted in 2008 was estimated at the granting date using the Black-Scholes model for pricing options, taking into consideration the following assumptions: expected volatility, calculated based on the volatility history of the sector’s companies, at 38.23% in 2008 and 33.58% in 2007, expected dividend yield on shares at 0% in 2008 and 2007, risk-free interest rate at 11.36% in 2008 and 11.88% in 2007, and expected average option term of 2.3 years in 2008 and 2007.

AUSA recorded stock option plan expenses amounting to R$ 1,962 in 2008 and R$ 1,322 in 2007.

15 Deferred Taxes

	Parent company		Consolidated

	2008	2007	2008	2007

Assets
Temporary differences - Lalur	44,154	38,818	52,321	46,267
Net operating loss carryforwards	10,684	12,499	76,640	12,499
Tax credits from downstream mergers	6,227	9,341	21,611	9,341
Temporary differences - CPC	39,680	1,298	39,680	10,633

	100,745	61,956	190,252	78,740

Liabilities
Negative goodwill	18,266		18,266
Temporary differences - CPC	18,122		18,122
Differences between income taxed
on a cash basis and the amount
recorded on the accrual bases	62,732	42,515	202,743	46,070

	99,120	42,515	239,131	46,070

The Company calculates its taxes based on the recognition of results proportionally to the receipt of the contracted sales, in accordance with the rules determined by the Federal Revenue Service (SRF) Instruction 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus estimated cost. The taxation will occur over an average period of four years, considering the term for the receipt of the sales and the completion of the corresponding construction.

Pág: 71

At December 31, 2008, the Company had tax losses available for offset against future taxable income of R$ 161,291 (2007 - R$ 130,991), with corresponding tax benefits of R$ 54,838 (2007 - R$ 51,317).

The Company did not record a deferred income tax asset on the tax losses and social contribution tax loss carryforwards of its subsidiaries, which adopt the taxable income regime and do not have a history of taxable income for the past three years, except in subsidiary Tenda.

The projections of future taxable income consider estimates that are related, among other things, with the Company's performance and the behavior of the market in which it operates, as well as certain economic factors. The actual amounts could differ from these estimates.

Based on estimated future taxable income, the expected recovery profile of the income tax and social contribution net operating loss carryforwards is as follows:

	Parent company	Consolidated

2009	2,410	5,289
2010	2,773	33,192
2011	3,056	35,714
2012	2,129	2,129
Other	316	316

Total	10,684	76,640

The reconciliation of the statutory to effective tax rate is as follows:

	Consolidated

	2008	2007

Income before income taxes on income and statutory profit sharing	210,051	128,058
Tax expense at statutory rates - 34%	(71,417)	(43,540)
Net effect of jointly-controlled subsidiaries on the presumed tax regime	22,122	13,598
Tax losses recorded from prior years	3,946	6,124
Stock option plan	(10,088)	(6,059)
Deferred income tax – prior to the acquisition date of subsidiary	12,419
Other permanent differences	(379)	(497)

Income tax and social contribution (expense)	(43,397)	(30,372)

Pág: 72

Additionally, the reconciliation of the effective tax rate in the parent company mainly arises from the equity in results and the use of tax losses recorded from prior years and used over the current year.

16 Financial instruments

The Company participates in operations involving financial instruments, all of which are recorded in the balance sheet, for the purposes of meeting its operating needs and reducing its exposure to credit, currency and interest rate risks. These risks are managed by control policies, specific strategies and determination of limits, as follows:

(a) Risk considerations

(i) Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with banks and cash and cash equivalents, investing in highly-rated financial institutions in short-term securities.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, the Company has no history of losses from liens in the cases of default during the construction period.

At December 31, 2008 and 2007, the Company and its subsidiaries’ management, except for Tenda’s, did not deem necessary the recognition of a provision to cover losses on the recovery of receivables related to real estate developments delivered. In the same period, there was no material concentration of credit risk associated with customers.

(ii) Currency risk

The Company participates in operations involving derivative financial instruments for the purposes of mitigating the effects of fluctuations in foreign exchange rates.

Pág: 73

In the years ended December 31, 2008 and 2007, the amounts of R$ 80,895 and R$ 5,857 related to the net positive result from the cross-currency interest rate swap operations was recognized in “Financial income (expenses)”, allowing for the correlation between the effect of these operations with the fluctuation in foreign currencies in the Company's balance sheet.

The nominal value of the swap contracts was R$ 200,000 at December 31, 2008 and 2007. The gains (losses) of these operations at December 31, 2008 and 2007 are recorded in the balance sheet as follows (Note 9):

	Reais	Percentage		Net unrealized gains (losses) from derivative Instruments

Rate swap contracts -	Nominal	Original
(US Dollar and Yen for CDI)	value	index	"Swap"	2008	2007

Banco ABN Amro Real S.A.	100,000	Yen + 1.4	105 CDI	53,790	733
Banco Votorantim S.A.	100,000	US Dollar + 7	104 CDI	32,962	5,124

	200,000			86,752	5,857

The Company does not make sales denominated in foreign currency.

(iii) Interest rate risk

Interest accrues on loans and financing transactions (Note 9). Interest accrues on financial investments (Note 4). Accounts receivable from clients (Note 5) are subject to an interest rate of 12% per year, applied on a pro rata temporis basis.

Additionally, a significant portion of the balances maintained with related parties and with partners in the ventures are not subject to financial charges (Notes 7 and 11).

(b) Valuation of financial instruments

The main financial instruments receivable and payable and criteria for their valuation are as follows:

Pág: 74

(i) Cash and cash equivalents

The market value of these assets does not significantly differ from the amounts presented in the financial statements (Note 4). The contract rates agreed reflect usual market conditions.

(ii) Loans and financing and debentures

Loans and financing are recorded based on the contractual interest rates of each operation, except for loans denominated in foreign currency, which are stated at fair value. Interest rate estimates for contracting operations with similar terms and amounts are used for the determination of market value. The terms and conditions of loans and financing and debentures obtained are presented in Notes 9 and 10. The fair value of the other loans and financing, recorded based on the contractual interest of each operation, does not significantly differ from the amounts presented in the financial statements.

(c) Sensitivity analysis

The sensitivity analysis of financial instruments is shown in the following chart, which describes the risks that could incur material losses for the Company, with the most likely scenario (Scenario I), according to management’s evaluation. Additionally, other two scenarios are included, as provided for by CVM, through Instruction No. 475/08, for the purpose of showing stresses at 25% and 50%, respectively, of the risk factor that are taken into consideration (Scenarios II and III).

Votorantim swap risk factors - high of CDI (liability position) and appreciation of the Real x Dollar (asset position).

ABN Amro swap risk factors – high of CDI (liability position) and appreciation of the Real x Yen (asset position).

Projection – maturity on June 9, 2009	R$/US$	CDI - %

Scenario I – Likely	2.42	11.67
Scenario II - Possible – Stress at 25%	1.82	14.57
Scenario III - Remote – Stress at 50%	1.21	17.47

Projection – maturity on October 29, 2009	R$/Yen	CDI - %

Scenario I – Expected	0.02767	12.30
Scenario II - Possible – Stress at 25%	0.02076	15.34
Scenario III - Remote – Stress at 50%	0.01384	18.39

Pág: 75

At December 31, 2008, the Company calculated the scenario estimates of R$/US$ and R$/JPY quotations for the maturity dates of swaps. The hypothetical appreciations of Real against other currencies would produce the following impact:

Impact on exchange rate scenarios

			Scenario (*)

Transaction	Risk	I	II	III

Swap (asset position - US$)	Drop of Dollar	147,539	110,654	73,769
Debt denominated in US$	High of Dollar	146,739)	(110,054)	(73,370)

Net effect of US$ devaluation			600	399

Swap (asset position – Yen)	Drop of Yen	168,516	126,387	84,258
Debt denominated in Yen	High of Yen	(166,818)	(125,113)	(83,409)

Net effect of Yen devaluation		1,698	1,274	849

(*) Scenarios I, II and III - Likely, Possible and Remote, respectively.

Impact on interest rate scenarios

			Scenario (*)

Transaction	Risk	I	II	III

Votorantim swap – liability position balance in CDI on maturity date (June 9, 2009)	High of CDI	120,656	122,103	123,528
ABN Amro swap – liability position balance in CDI on maturity date (October 29, 2009)	High of CDI	126,187	129,009	131,820

(*) Scenarios I, II and III – Likely, Possible and Remote, respectively.

The source of the data used to determine the exchange rate adopted in the base scenarios was Brazilian Mercantile & Futures Exchange (Bolsa de Mercadorias de Futuro - BMF), because Gafisa believes that this is the most reliable and independent source, and which represents the market consensus on these quotations.

The US Dollar and Yen data were extracted from the BMF website at December 31, 2008 for the maturity dates.

Pág: 76

BMF data on December 31, 2008	Quotation - %

R$/U$$ for maturity in June 2009	11.67
R$/JPY for maturity in October 2009	12.30
For interest rate data, Gafisa adopted the real rate until February 27, 2009 and used the CDI projection of BMF; base date February 27, 2009 for the maturity dates.
BMF data on February 27, 2009	CDI - %

Maturity in June 2009	11.67
Maturity in October 2009	12.30

17 Related parties

(a) Transactions with related parties

			Parent company		Consolidated

	Current account	2008	2007	2008	2007

	Community developments and consortia
A116	Alpha 4	1,148	265	1,148	265
A146	Consórcio Ezetec & Gafisa	11,032		11,032
A166	Consórcio Eztec Gafisa		2,293		2,293
A175	Cond. Constr. Empres. Pinheiros	2,256	(86)	2,256	(86)
A195	Condomínio Parque da Tijuca	253	339	253	339
A205	Condomínio em Const. Barra Fir	(46)	(100)	(46)	(100)
A226	Civilcorp	187		187
A255	Condomínio do Ed. Barra Premiu	105		105
A266	Consórcio Gafisa Rizzo	4,219	(454)	4,219	(454)
A286	Evolução Chácara das Flores	7	7	7	7
A315	Condomínio Passo da Patria II	569	569	569	569
A395	Cond. Constr. Palazzo Farnese	(17)	(17)	(17)	(17)
A436	Alpha 3	733	546	733	546
A475	Condomínio Iguatemi	3	3	3	3
A486	Consórcio Quintas Nova Cidade	36	36	36	36
A506	Consórcio Ponta Negra	4,150	5,476	4,150	5,476
A536	Consórcio Sispar & Gafisa	5,763	1,198	5,763	1,198
A575	Cd. Advanced Ofs Gafisa-Metro	(396)	(130)	(396)	(130)
A606	Condomínio Acqua	(1,539)	(257)	(1,539)	(257)
A616	Cond. Constr. Living	7,067	(488)	7,067	(488)
A666	Consórcio Bem Viver	5	149	5	149
A795	Cond. Urbaniz. Lot. Quintas Rio	21	(73)	21	(73)
A815	Cond. Constr. Homem de Melo	74	11	74	11
A946	Consórcio OAS Gafisa - Garden	995	1,504	995	1,504
B075	Cond. de Constr. La Traviata		298		298
B125	Cond. em Constr. Lacedemonia	57	57	57	57
B226	Evolução New Place	(665)	(610)	(665)	(610)
B236	Consórcio Gafisa Algo	711	683	711	683
B256	Columbia Outeiro dos Nobres	(153)	(155)	(153)	(155)
B336	Evolução - Reserva do Bosque	5		5

Pág: 77

			Parent company		Consolidated

	Current account	2008	2007	2008	2007

B346	Evolução - Reserva do Parque	122	118	122	118
B496	Consórcio Gafisa & Bricks	1,999	30	1,999	30
B525	Cond. Constr. Fernando Torres	135	135	135	135
B625	Cond. de Const. Sunrise Reside	55	18	55	18
B746	Evolução Ventos do Leste	159	160	159	160
B796	Consórcio Quatro Estações	(1,340)	(1,400)	(1,340)	(1,400)
B905	Cond. em Const. Sampaio Viana	951	951	951	951
B945	Cond. Constr. Monte Alegre	1,456	1,433	1,456	1,433
B965	Cond. Constr. Afonso de Freitas	1,674	1,672	1,674	1,672
B986	Consórcio New Point	1,476	1,413	1,476	1,413
C136	Evolução - Campo Grande	618	44	618	44
C175	Condomínio do Ed. Pontal Beach	43	98	43	98
C296	Consórcio OAS Gafisa - Garden	2,899	585	2,899	585
C565	Cond. Constr. Infra Panamby	(483)	(1,408)	(483)	(1,408)
C575	Condomínio Strelitzia	(851)	(762)	(851)	(762)
C585	Cond. Constr. Anthuriun	4,324	4,723	4,324	4,723
C595	Condomínio Hibiscus	2,766	2,869	2,766	2,869
C605	Cond. em Constr. Splendor	(1,848)	(1,933)	(1,848)	(1,933)
C615	Condomínio Palazzo	793	(1,055)	793	(1,055)
C625	Cond. Constr. Doble View	(1,620)	336	(1,620)	336
C635	Panamby - Torre K1	949	1,366	949	1,366
C645	Condomínio Cypris	(1,436)	(666)	(1,436)	(666)
C655	Cond. em Constr. Doppio Spazio	(2,400)	(1,739)	(2,400)	(1,739)
C706	Consórcio	5,261	2,063	5,261	2,063
D076	Consórcio Planc e Gafisa	717	115	717	115
D096	Consórcio Gafisa & Rizzo (SUSP)	1,532		1,532
D886	Cons. Oas-Gafisa Horto Panamby	10,176	412	10,176	412
E336	Cons. Eztec Gafisa Pedro Luis	4,141		4,141
E346	Consórcio Planc Boa Esperança	1,678		1,678
E946	Consórcio Gafisa & GM	206		206
F178	Consórcio Ventos do Leste	(1)	(1)	(1)	(1)
F198	Consórcio Quatro Estações 2
S016	388000bairro Novo Cotia	2,640		2,640
S026	Bairro Novo Camaçari	3,360		3,360
S036	Bairro Novo Fortaleza	1,296		1,296
S056	Bairro Novo Cia. Aeroporto	288		288
C460	Cyrela Gafisa SPE Ltda.		3,384		3,384
F140	Soc. em Cta. de Particip. Gafisa		(878)		(878)

		78,315	23,147	78,315	23,147

	Gaf - Gafisa + Merged
0010	Gafisa SPE 10 S.A.	(71,791)	(24,924)	(71,791)	(24,924)
0060	Gafisa Vendas I. Imob. Ltda.	2,384		2,384

		(69,407)	(24,924)	(69,407)	(24,924)

	SPEs
0030	FIT Resid. Empreend. Imob. Ltda.	(981)		11,421
0040	Ville Du Soleil	1,968		1,968
0050	Cipesa Empreendimentos Imobili.	252		(398)
A020	Gafisa SPE 46 Empreend. Imobili.	(124)	(90)	31	(11)
A070	Gafisa SPE 40 Empr.Imob. Ltda.	1,963	784	1,242	806
A290	Blue II Plan. Prom e Venda Lt.	10,236		931
A300	Saí Amarela S.A.	(1,055)	(1,056)	(838)	(902)
A320	Gafisa SPE-49 Empre. Imob. Ltda.	2,977	2,870	64	(2)

Pág: 78

			Parent company		Consolidated

	Current account	2008	2007	2008	2007

A350	Gafisa SPE-35 Ltda.	7,558	7,560	(129)	(127)
A410	Gafisa SPE 38 Empr. Imob. Ltda.	8,427	8,054	109	198
A420	Lt Incorporadora SPE Ltda.	1,081	764	(527)	(93)
A490	Res. das Palmeiras Inc. SPE Lt.	751	641	1,246	657
A580	Gafisa SPE 41 Empr. Imob. Ltda.	14,275	13,108	1,534	293
A630	Dolce Vitabella Vita SPE S.A.	240	239	32	30
A640	Saira Verde Empreend. Imobil. Lt.	656	656	459	25
A680	Gafisa SPE 22 Ltda.	872	893	630	600
A730	Gafisa SPE 39 Empr. Imobil. Ltda.	7,482	7,593	(304)	(189)
A800	DV SPE SA	(578)	(580)	(571)	(574)
A870	Gafisa SPE 48 Empreend. Imobili.	1,606	5	1,677	123
A990	Gafisa SPE-53 Empre. Imob. Ltda.	47		(94)	1
B040	Jardim II Planej. Prom. Vda. Ltda.	8,713	8,359	(2,987)	(2,986)
B210	Gafisa SPE 37 Empreend. Imobil.	4,252	2,993	(398)	(137)
B270	Gafisa SPE-51 Empre. Imob. Ltda.	1,836	106	2,539	398
B430	Gafisa SPE 36 Empr. Imob. Ltda.	38,250	28,227	(1,165)	(353)
B440	Gafisa SPE 47 Empreend. Imobili.	595	3,059	594	17
B590	Sunplace SPE Ltda.	(191)	(191)	415	415
B630	Sunshine SPE Ltda.	1,954	3,308	1,615	1,401
B640	Gafisa SPE 30 Ltda.	3,950	3,789	(1,217)	(1,628)
B760	Gafisa SPE-50 Empr. Imob. Ltda.	(736)	(901)	(71)	169
B800	Tiner Campo Belo I Empr. Imobil.	9,767		6,699
B830	Gafisa SPE-33 Ltda.	6,540	5,763	2,846	775
C010	Jardim I Planej. Prom. Vda. Ltda.	5,667	6,058	6,662	6,556
C070	Verdes Praças Inc. Imob. Spe. Lt.	(2,542)	(2,548)	(38)	(50)
C100	Gafisa SPE 42 Empr. Imob. Ltda.	1,520		221	2
C150	Península I SPE SA	(1,049)	(500)	(1,117)	(1,300)
C160	Península 2 SPE SA	6,653	8,053	1,815	881
C180	Blue I SPE Ltda.	1,296	849	74	9
C410	Gafisa SPE-55 Empr. Imob. Ltda.	448	2	(3)	1
C440	Gafisa SPE 32	(2,463)		(2,292)
C460	Cyrela Gafisa SPE Ltda.	2,984		2,984
C490	Unigafisa Partipações SCP			(8,368)
C540	Villagio Panamby Trust SA	(778)	200	749	3,262
C550	Diodon Participações Ltda.	(5,697)		13,669
C800	Gafisa SPE 44 Empreend. Imobili.	1,195	80	176	53
C850	Gafisa S.A.
D100	Gafisa SPE 65 Empreend. Imob. Ltd.	969	1,029	84	128
D590	Gafisa SPE-72	253		254
D620	Gafisa SPE 52 Empreend. Imob. Ltd.	3	3	1	2
D730	Gafisa SPE-32 Ltda.	2,220	1,665	2,220	909
E350	Gafisa SPE-71	1,084		1,135
E410	Gafisa SPE-73	2,702		2,702
E550	Gafisa SPE 69 Empreendimertos	3,012		162
E560	Gafisa SPE 43 Empr. Imob. Ltda.	4	3
E770	Gafisa SPE-74 Emp. Imob. Ltda.	1,367		(158)
E780	Gafisa SPE 59 Empreend. Imob. Ltda.	2	2	1	1
E790	Gafisa SPE-67 Emp. Ltda.			1
E970	Gafisa SPE 68 Empreendimertos	1		1
E980	Gafisa SPE-76 Emp. Imob. Ltda.	2		1
E990	Gafisa SPE-77 Emp. Imob. Ltda.	3,289		3,289
F100	Gafisa SPE-78 Emp. Imob. Ltda.	58		1
F110	Gafisa SPE-79 Emp. Imob. Ltda.	2		1
F120	Gafisa SPE 70 Empreendimertos	5		(746)
F130	Gafisa SPE 61 Empreendimento I	1		(13)

Pág: 79

			Parent company		Consolidated

	Current account	2008	2007	2008	2007

F140	Soc. em Cta. de Particip. Gafisa	(878)		(878)
F260	Gafisa SPE 75 Ltda.	59		1
F270	Gafisa SPE 80 Ltda.	1		1
F520	Gafisa SPE 85 Emp. Imob. Ltda.	(194)		15
F580	Gafisa SPE 86	50		(59)
F590	Gafisa SPE 81			1
F600	Gafisa SPE 82			1
F610	Gafisa SPE 83			1
F620	Gafisa SPE 87			1
F630	Gafisa SPE 88			1
F640	Gafisa SPE 89			1
F650	Gafisa SPE 90			1
F660	Gafisa SPE 84	381		382
L130	Gafisa SPE-77 Empre. Ltda.			(2,748)
N030	Mario Covas SPE Empreendimento	45	45	(202)	19
N040	Imbui I SPE Empreendimento Imo.	1	1	1	1
N090	Acedio SPE Empreend. Imob. Ltda.	1	1	2	1
N120	Maria Inês SPE Empreend. Imob.	1	1	(2)	1
N230	Gafisa SPE 64 Empreendimento I	1	1	(50)	1
N250	Fit Jd. Botânico SPE Empr. Imob.	1	1		1
X100	Cipesa Empreendimentos Imobili.	6
X200	Cipesa Empreendimentos Imobili.		(21)		(17)
0070	Bairro Novo Empreend. Imobil. SA		3,767		3,630
0080	Abv - Gardênia		(65)		(65)
0060	Gafisa Vendas I. Imob. Ltda.		1,858		(129)
C190	Blue II Plan. Prom. e Venda Lt.		608		(743)
C575	Condomínio Strelitzia		(8,074)		10,254
N010	FIT Roland Garros Empr. Imb. Ltd.		381		291
N070	FIT Resid. Empreend. Imob. Ltda.		30		(2,570)
N200	FIT 01 SPE Empreend. Imob. Ltda.				1
N210	FIT 02 SPE Empreend. Imob. Ltda.				1
N220	FIT 03 SPE Empreend. Imob. Ltda.				1
	Other		4		(4,739)

		154,266	109,387	47,291	15,299

	Third party works
A053	Camargo Corrêa Des. Imob. S.A.	916	(16)	916	(16)
A103	Genesis Desenvol. Imob. S.A.	(216)	(277)	(216)	(277)
A213	Empr. Incorp. Boulevard SPE Lt.	56	56	56	56
A243	Cond. Const. Barra First Class	31	31	31	31
A833	Klabin Segall S.A.	532	532	532	532
A843	Edge Incorp. e Part. Ltda.	146	146	146	146
A853	Multiplan Plan. Particip. e Ad.	100	100	100	100
A933	Administ. Shopping Nova América	90	(11)	90	(11)
A973	Ypuã Empreendimentos Imobiliár.	4		4
B053	Cond. Constr. Jd. Des. Tuiliere	(124)	(124)	(124)	(124)
B103	Rossi AEM Incorporação Ltda.	3	3	3	3
B293	Patrimônio Constr. e Empr. Ltda.	307	307	307	307
B323	Camargo Corrêa Des. Imob. S.A.	(762)		(762)
B353	Condomínio Park Village	(107)	(115)	(107)	(115)
B363	Boulevard Jardins Empr. Incorp.	(89)	(623)	(89)	(623)
B383	Rezende Imóveis e Construções	809	802	809	802
B393	São José Constr. e Com. Ltda.	543	543	543	543
B403	Condomínio Civil Eldorado	276	276	276	276

Pág: 80

			Parent company		Consolidated

	Current account	2008	2007	2008	2007

B423	Tati Construtora Incorp. Ltda.	286	286	286	286
B693	Columbia Engenharia Ltda.	431	431	431	431
B753	Civilcorp Incorporações Ltda.	4		4
B773	Waldomiro Zarzur Eng. Const. Lt.	1,801	1,801	1,801	1,801
B783	Rossi Residencial S.A.	431	431	431	431
B863	RDV 11 SPE Ltda.	(781)	(781)	(781)	(781)
B913	Jorges Imóveis e Administrações	1		1
C273	Camargo Corrêa Des. Imob. S.A.	(1,071)		(1,071)
C283	Camargo Corrêa Des. Imob. S.A.	(171)		(171)
C433	Patrimônio Const. Empreend. Ltda.	155	155	155	155
D963	Alta Vistta Maceió (controle)	1		1
D973	Forest Ville (OAS)	507		507
D983	Garden Ville (OAS)	276		276
E093	JTR - Jatiuca Trade Residence	(600)		(600)
E103	Acquarelle (Controle)	1		1
E133	RIV Pta Negra - Ed. Nice	163		163
E313	Palm Ville (OAS)	185		185
E323	Art. Ville (OAS)	180		180
B713	Concord. Incorp. Imob. S/C Ltda.		11		11
B260	Guarapiranga - Lírio		446		446
	Other	34	1		(4)

		4,348	4,411	4,315	4,406

		167,522	112,021	60,511	17,928

	Balance reported in assets	510,008	312,253	60,511	17,928

	Balance reported in liabilities	(342,486)	(200,232)

		167,522	112,021	60,511	17,928

Management compensation

The compensation of the Company’s management members is as follows:

	2008	2007

Fees of Board of Directors	916	867
Fees of Board of Executive Officers	3,231	4,649

	4,147	5,516

18 Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion.

Pág: 81

The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

19 Segment Information

Starting in 2007, following the acquisition, formation and incorporation of AUSA, Fit Residencial, Bairro Novo and Tenda, respectively, the Company’s management assesses segment information primarily on the basis of different business segments rather than geographic regions in Brazil.

The Company’s chief executive officer, who is responsible for allocating funds among the businesses and monitoring their progress, uses economic present value data, which is derived from a combination of historical operating results and forecasted operating results. The Company provides below a measure of historical profit or loss, selected segment assets and other related information for each reporting segment.

This information is the basis of the internal data that is used by management to develop economic present value estimates and provided to the chief executive officer for making operating decisions, which include the allocation of resources among segments and segment performance. The information is derived from the statutory accounting records which are maintained in accordance with the Brazilian GAAP. The reporting segments do not separate operating expenses, total assets and depreciation. Revenues from no individual customer represented more than 10% of our net sales and/or services.

	2008

	Gafisa S.A. (i)	Tenda (ii)	AUSA	Fit Residencial (iii)	Bairro Novo	Total

Net operating revenue	1,214,562	163,897	249,586	78,467	33,892	1,740,404
Operating costs	(847,617)	(111,920)	(167,043)	(60,082)	(27,739)	(1,214,401)

Gross profit	366,945	51,976	82,543	18,386	6,153	526,003

Gross margin - %	30,2	31,7	33,1	23,4	18,2	30,2

Net income	103,650	15,685	21,081	(22,263)	(8,232)	109,921

Receivables from clients (current and long term)	1,377,690	565,576	174,096		1,183	2,118,545
Properties for sale	1,340,555	549,989	135,173		3,260	2,028,977
Other assets	915,646	428,465	39,585		7,640	1,391,336

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	2008

	Gafisa S.A. (i)	Tenda (ii)	AUSA	Fit Residencial (iii)	Bairro Novo	Total

Total assets	3,633,891	1,544,030	348,854		12,083	5,538,858

(i) Includes all subsidiaries, except Tenda, Alphaville Urbanismo S.A., Fit Residencial and Bairro Novo. (ii) Includes the result for the period of 10 months and 21 days of Fit Residencial. (iii) Includes the result for the period of 2 months and 10 days of Tenda.

					2007

	Gafisa S.A. (*)	AUSA	Fit Residencial	Bairro Novo	Total

Net operating revenue	1,004,418	192,700	7,169		1,204,287
Operating costs	(726,265)	(136,854)	(4,877)		(867,995)

Gross profit	278,153	55,846	2,292		336,292

Gross margin - %	27,7	29,0	32,0		27,9

Net income	91,941	14,994	(11,282)	(4,013)	91,640

Receivables from clients
(current and long term)	873,229	96,718	1,698		971,645
Properties for sale	878,137	96,195	45,548	2,399	1,022,279
Other assets	922,200	56,727	26,349	5,585	1,010,861

Total assets	2,673,566	249,640	73,595	7,984	3,004,785

(*) Includes all subsidiaries, except Construtora Tenda S.A., Alphaville Urbanismo S.A., Fit Residencial and Bairro Novo.

20 Subsequent event

On February 27, 2009, Gafisa and Odebrecht Empreendimentos Imobiliários S.A. announced an agreement for the dissolution of the partnership entered into with Odebrecht Empreendimentos Imobiliários S.A. in Bairro Novo Empreendimentos Imobiliários S.A., terminating the Shareholders’ Agreement then effective between the partners. Therefore Gafisa is no longer a partner in Bairro Novo Empreendimentos Imobiliários S.A. The real estate ventures that were being conducted together by the parties started to be carried out separately, GAFISA in charge of developing the Bairro Novo Cotia real estate venture, whereas Odebrecht Empreendimentos Imobiliários S.A. in charge of the other ventures of the dissolved partnership, in addition to the operation of Bairro Novo Empreendimentos Imobiliários S.A.

Pág: 83

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.